                                1,875,000 UNITS


                                     [LOGO]


    This is an initial public offering of units by ImageWare Systems, Inc. Each unit consists of one share of common stock and one redeemable public warrant to purchase one share of common stock. The initial public offering price will be $8.00 per unit. Prior to this offering, there has been no public market for our securities. Our units, common stock and public warrants have been approved for trading on The American Stock Exchange under the symbols "IW.U," "IW" and "IW.WS," subject to official notice of issuance.


    The common stock and warrants will trade only as a unit for at least
30 days following this offering. Paulson Investment Company, Inc. will then determine when the units separate, after which the common stock and the public warrants will trade separately.

    INVESTING IN THESE UNITS INVOLVES SIGNIFICANT RISKS AND IMMEDIATE SUBSTANTIAL DILUTION. SEE "RISK FACTORS" BEGINNING ON PAGE 4.


                                                              PER UNIT      TOTAL
                                                              --------   -----------
Initial public offering price...............................   $ 8.00    $15,000,000
Underwriting discounts and commissions......................   $ 0.58    $ 1,087,500
Proceeds to ImageWare Systems, Inc..........................   $ 7.42    $13,912,500


    THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    The underwriters will purchase the units on a firm commitment basis. We have granted Paulson Investment Company, Inc. the option for a period of 45 days to purchase up to an additional 281,250 units to cover over-allotments.

PAULSON INVESTMENT COMPANY, INC.

                                                      I-BANKERS SECURITIES, INC.


                 The date of this prospectus is March 30, 2000.

                                   [artwork]

    WE HAVE THE FOLLOWING REGISTERED TRADEMARKS:
IMAGEWARE-REGISTERED TRADEMARK-, C.R.I.M.E.S.-REGISTERED TRADEMARK-, SUSPECT ID-REGISTERED TRADEMARK-, VEHICLE ID-REGISTERED TRADEMARK-, IMAGE WIZARD-REGISTERED TRADEMARK-, PEOPLE POSTCARDS-REGISTERED TRADEMARK- AND MORPHWIZARD-REGISTERED TRADEMARK-. WE ALSO HAVE THE FOLLOWING UNREGISTERED
TRADEMARKS: CRIME CAPTURE SYSTEM-REGISTERED TRADEMARK-, FACE ID-TM-, CRIME LAB-TM-, CRIME WEB-TM-, FACE INVESTIGATE-TM- AND FORCE FIELD 2000-TM-.

                               PROSPECTUS SUMMARY
                                  OUR COMPANY

    We develop, sell and support a suite of modular software products that is used by law enforcement and public safety agencies to manage criminal history records. Our software systems and associated hardware allow our customers to quickly capture, archive, search, retrieve and share digital photographs and criminal history records. Our products are currently being used by government agencies such as the New York City Police Department, the Los Angeles County Sheriff's Department, the Arizona Department of Public Safety, the Montreal Police Department and law enforcement agencies in Minneapolis, Portland, Seattle, Indianapolis and Orlando.

    The National Institute of Justice estimated in 1998 that there were approximately 60 million criminal history records and that this number is increasing by more than 20 million per year. Police, sheriffs, FBI officials, airport police and many others all have a need to quickly access criminal records to identify criminal suspects and offenders by visual descriptions. Many law enforcement booking systems are still merely an inefficient file of paper records which cannot be accessed quickly or from a remote location. In many places, witnesses still flip through books of photographs to try to identify a suspect. In light of these inefficiencies and the large number of criminal records, many agencies are turning to new technologies to increase their ability to quickly access these records to identify, locate and arrest criminal suspects.

    To take advantage of the growing law enforcement market for digital imaging technology, we have developed a suite of modular software products known as the Crime Reduction, Image Management and Enhancement System, or "C.R.I.M.E.S." The C.R.I.M.E.S. system consists of the following software modules, which may also be purchased individually: The Crime Capture System, Face ID, Suspect ID, Crime Lab and Vehicle ID. To date, our products have been used by more than 450 customers.

                                 THIS OFFERING

Securities offered...........................  1,875,000 units. Each unit consists of one share of common stock and one public warrant
                                               to purchase an additional share of common
                                               stock.

                                               The common stock and public warrants will
                                               trade only as a unit for at least 30 days
                                               following this offering. Paulson Investment
                                               Company, Inc. will then determine when the
                                               units separate, after which the common stock
                                               and the public warrants will trade
                                               separately.

Public warrants..............................  The public warrants included in the units will be exercisable commencing 30 days after
                                               the offering. During the first year after the
                                               offering, the exercise price of a public
                                               warrant will be 120% of the initial public
                                               offering price of the units. Commencing one
                                               year after the offering, the exercise price
                                               will be 150% of the initial public offering
                                               price of the units. The public warrants
                                               expire five years after completion of the
                                               offering.

                                               We have the right, commencing six months
                                               after the closing of the offering, to redeem
                                               the public warrants at a redemption price of
                                               $0.25 per public warrant. If the average
                                               closing bid price of the common stock equals
                                               or exceeds 200% of the initial public
                                               offering price of the units for ten
                                               consecutive trading days, we may give notice
                                               of redemption on the next day and redeem the
                                               public warrants 30 days later.

Common stock outstanding after this            3,036,802 shares
  offering...................................

Use of proceeds..............................  Repayment of debt, sales and marketing, research and development and working capital.

Proposed American Stock Exchange symbols

  Common stock...............................  IW

  Units offered in this offering.............  IW.U

  Public warrants included in the units......  IW.WS

    The number of shares of common stock outstanding after this offering is based on 1,161,802 shares outstanding as of February 29, 2000. This number assumes no exercise of the over-allotment option and does not include an aggregate of 2,969,152 shares of common stock that may become outstanding as follows:

    - approximately 88,314 shares of common stock issuable upon voluntary conversion of all of the outstanding shares of Series B preferred stock plus accrued but unpaid dividends thereon;

    - 276,611 shares of common stock issuable upon exercise of stock options outstanding as of February 29, 2000, with a weighted average exercise price of $6.37;

    - 328,662 shares of common stock issuable upon exercise of warrants outstanding as of February 29, 2000, with a weighted average exercise price of $9.34;

    - 37,887 shares of common stock issuable upon conversion of convertible notes outstanding as of February 29, 2000;

    - 1,875,000 shares of common stock issuable upon exercise of the public warrants; and

    - 362,678 shares of common stock issuable upon exercise of the representatives' warrants and the public warrants underlying the representatives' warrants.

    HISTORICAL INFORMATION REGARDING OUR SECURITIES HAS BEEN ADJUSTED TO REFLECT A 5.275-TO-1 REVERSE STOCK SPLIT EFFECTED ON NOVEMBER 29, 1999. EXCEPT AS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE OVER-ALLOTMENT OPTION OR THE REPRESENTATIVES' WARRANTS. REFERENCES TO "US," THE "COMPANY" OR "IMAGEWARE" INCLUDE IMAGEWARE SYSTEMS, INC. AND OUR WHOLLY-OWNED SUBSIDIARY, XIMAGE CORPORATION, UNLESS OTHERWISE INDICATED.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                                 1998          1999
                                                              -----------   -----------
STATEMENT OF OPERATIONS DATA:
Revenues
  Product...................................................  $ 2,708,856   $ 4,276,201
  Maintenance...............................................    1,307,286     1,404,709
  License and other.........................................      220,175       210,567
                                                              -----------   -----------
                                                                4,236,317     5,891,477
Cost of Revenues
  Product...................................................    1,354,920     1,896,916
  Maintenance...............................................    1,065,740       862,816
                                                              -----------   -----------
Gross margin................................................    1,815,657     3,131,745
                                                              -----------   -----------
Operating, general and administrative expenses..............    2,265,312     2,531,079
Sales and marketing expenses................................      960,246     1,024,224
Research and development expenses...........................      831,034     1,150,914
Depreciation and amortization...............................      988,838     1,096,484
                                                              -----------   -----------
                                                                5,045,430     5,802,701
                                                              -----------   -----------
  Loss from operations......................................   (3,229,773)   (2,670,956)
                                                              -----------   -----------
Interest expense, net.......................................      204,287       363,638
                                                              -----------   -----------
  Loss before income taxes..................................   (3,434,060)   (3,034,594)
                                                              -----------   -----------
Provision for income taxes..................................           --            --
                                                              -----------   -----------
  Net loss..................................................  $(3,434,060)  $(3,034,594)
                                                              ===========   ===========
Net loss per common share...................................  $     (4.08)  $     (3.07)
                                                              ===========   ===========
Basic and diluted weighted average shares...................      861,875     1,016,399
                                                              ===========   ===========


                                                                  DECEMBER 31, 1999
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              -----------   -----------
BALANCE SHEET DATA:
Cash........................................................  $   156,063   $ 7,273,863
Net intangible assets.......................................    2,346,557     2,346,557
Total assets................................................    5,909,587    13,027,387
Total current liabilities...................................    7,655,440     3,320,480
Notes payable, net of current portion.......................      924,542            --
Total liabilities...........................................    8,579,982     3,320,480
Total shareholders' equity (deficit)........................   (2,670,395)    9,706,907


    The as adjusted balance sheet data reflects:


(1) the receipt of $12,706,300 as the estimated net proceeds from the sale of 1,875,000 units offered by us in this offering at an initial public offering price of $8.00 per unit, after deducting underwriting discounts and commissions and estimated offering expenses; and


(2) the planned use of the net proceeds of the offering.

                                  RISK FACTORS

    THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND ALL OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE PURCHASING ANY UNITS. THE FOLLOWING RISKS COULD MATERIALLY HARM OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION AND COULD RESULT IN A DECREASE IN THE TRADING PRICE OF OUR UNITS, COMMON STOCK OR PUBLIC WARRANTS OR IN A COMPLETE LOSS OF YOUR INVESTMENT.

RISKS RELATED TO OUR BUSINESS

WE HAVE A HISTORY OF SIGNIFICANT RECURRING LOSSES TOTALLING APPROXIMATELY $19,300,000 AND EXPECT TO INCUR LOSSES IN THE FUTURE.

    As of December 31, 1999, we had an accumulated deficit of $19,285,627 and a shareholder's deficit of $2,670,395, and we expect to incur losses in the future. We expect to continue to incur significant sales and marketing, research and development, and general and administrative expenses. As a result, we will need to generate significant revenues to achieve profitability and may never achieve profitability.

WE SUBSTANTIALLY DEPEND ON SALES OF OUR CRIME CAPTURE SYSTEM.

    We derived approximately 89% of our product revenue in 1999 from sales of our booking products. A decrease in the price of or demand for the Crime Capture System, or its failure to achieve broad market acceptance, would significantly harm our business, financial condition and operating results.

WE DEPEND UPON A SMALL NUMBER OF LARGE SYSTEM SALES COSTING FROM $300,000 TO $600,000 AND MAY FAIL TO ACHIEVE ONE OR MORE LARGE SYSTEM SALES IN THE FUTURE.

    In the past two years, we have derived a substantial portion of our revenues from a small number of sales of large, relatively expensive systems, typically ranging in price from $300,000 to $600,000. As a result, if we fail to receive orders for these large systems in a given sales cycle on a consistent basis, our business, financial condition and operating results could be significantly harmed. Further, our quarterly results are difficult to predict because we cannot predict in which quarter, if any, large system sales will occur in a given year. As a result, we believe that quarter-to-quarter comparisons of our results of operations are not a good indication of our future performance. In some future quarters our operating results may be below the expectations of securities analysts and investors, in which case the market price of our common stock may decrease significantly.

OUR LENGTHY SALES CYCLE MAY CAUSE US TO EXPEND SIGNIFICANT RESOURCES FOR AS LONG AS ONE YEAR IN ANTICIPATION OF A SALE, YET WE STILL MAY FAIL TO COMPLETE THE SALE.

    When considering the purchase of a large computerized booking system, a government agency may take as long as a year to evaluate different systems and obtain approval for the purchase. If we fail to complete a sale, we will have expended significant resources and received no revenue in return. Generally, agencies consider a wide range of issues before committing to purchase our products, including product benefits, ability to operate with their current systems, product reliability and their own budget constraints. While potential customers are evaluating our products and before they place an order with us, we may incur substantial selling costs and expend significant management effort to accomplish a sale.

MOST OF OUR CUSTOMERS ARE GOVERNMENT AGENCIES THAT ARE SUBJECT TO UNIQUE POLITICAL AND BUDGETARY CONSTRAINTS AND HAVE SPECIAL CONTRACTING REQUIREMENTS WHICH MAY AFFECT OUR ABILITY TO OBTAIN NEW GOVERNMENT CUSTOMERS.

    Most of our customers are government agencies. These agencies often do not set their own budgets and therefore have little control over the amount of money they can spend. In addition, these agencies experience political pressure that may dictate the manner in which they spend money. Due to political and budgetary processes and other scheduling delays that may frequently occur relating to the contract or bidding process, some government agency orders may be canceled or substantially delayed, and the receipt of revenues or payments may be substantially delayed. In addition, future sales to government agencies will depend on our ability to meet government contracting requirements, certain of which may be onerous or impossible to meet, resulting in our inability to obtain a particular contract. Common requirements in government contracts include bonding requirements, provisions permitting the purchasing agency to modify or terminate at will the contract without penalty, provisions requiring us to remain liable to the agency for unlimited losses relating to year 2000 malfunctions, and provisions permitting the agency to perform investigations or audits of our business practices.

OUR PRODUCTS HAVE NOT YET ACHIEVED BROAD MARKET ACCEPTANCE, AND OUR BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS MAY BE ADVERSELY AFFECTED IF WE ARE UNABLE TO ACHIEVE SUCH ACCEPTANCE.

    We intend to offer our products to a broader segment of the law enforcement and public safety markets as well as the security market. The failure of our products to achieve broad acceptance among law enforcement officials and security personnel would have a negative effect on our business, financial condition and operating results. We have not yet had significant sales in any markets. The acceptance of our products and systems may be adversely affected by their relatively high cost and the reluctance of agencies or corporations to adopt new technology.

WE MAY FAIL TO CREATE NEW APPLICATIONS FOR OUR PRODUCTS AND ENTER NEW MARKETS, WHICH MAY AFFECT OUR FUTURE SUCCESS.

    We believe our future success depends in part on our ability to develop and market our technology for applications other than booking systems for the law enforcement market. If we fail in these goals, our business strategy and ability to generate revenues and cash flow would be significantly impaired. We anticipate our technology may be developed to create digital databases of facial images and picture identification cards for employees of large corporations. We also intend to develop software to fully integrate our products with the Internet. While we intend to expend significant resources to develop new technology, the development of new technology cannot be predicted and we cannot guarantee we will succeed in these goals.

WE RELY ON SYSTEMS INTEGRATORS TO MANAGE CERTAIN OF OUR LARGE PROJECTS AND, IF THESE COMPANIES DO NOT PERFORM ADEQUATELY, WE MAY LOSE BUSINESS.

    We are a subcontractor to certain systems integrators who manage large projects incorporating our systems, particularly in foreign countries. We cannot control these companies and they may decide not to promote our products or to price their services in such a way as to make it unprofitable for us to continue our relationship with them. Further, they may fail to perform under agreements with their customers, in which case we might lose sales to these customers. If we lose our relationships with these companies, our business, financial condition and operating results could be significantly harmed.

WE RELY ON A LICENSE OF TECHNOLOGY FROM VISIONICS, INC., AND THIS LICENSE MAY BE TERMINATED IN THE FUTURE.

    We depend on a licensing arrangement with Visionics, Inc. for technology related to the search engine used in our systems. Our present licensing arrangement with Visionics expires in July 2001. If Visionics becomes unable or unwilling to continue to license us this technology or renew the terms of this license, we will have to identify or develop acceptable alternative sources of this technology, which could take up to nine months or longer. Any significant interruption in our ability to identify and contract with alternative providers of similar technology or develop our own search engine would result in delivery delays, which could harm our customer relationships and our business and reputation.

WE DO NOT HAVE U.S. OR FOREIGN PATENT PROTECTION FOR SEVERAL OF OUR PRODUCTS AND A COMPETITOR MAY BE ABLE TO REPLICATE OUR TECHNOLOGY.

    Our business is based in large part on our technology and our success depends in part on our ability and efforts to protect our intellectual property rights. If we do not adequately protect our intellectual property, our business, financial condition and operating results will be seriously harmed. We do not have patent protection for several of our products, including the Crime Capture System. Our Crime Capture System is based upon proprietary technology. The technology used in our Suspect ID, Crime Lab and Vehicle ID products is protected by patents, copyrights and various trade secret protections afforded to us by law.

    We license certain elements of our trademarks, trade dress, copyright and other intellectual property to third-parties. We attempt to ensure that our rights in our trade names and the quality of third party uses of our names are maintained by these third parties. However, these third parties may take actions that could significantly impair the value of our intellectual property and our reputation and goodwill. We also license our technology to Atlus Co., Ltd. Atlus has the right to sublicense our technology and to use our technology to compete with us. If Atlus chooses to use our technology to compete with us, our business, financial condition and operating results could be significantly harmed.

    In addition, international intellectual property laws differ from country to country. Any foreign rights we have in our technology are limited by what has been afforded to us under the applicable foreign intellectual property laws. Also, under the laws of certain foreign jurisdictions, in order to have recognizable intellectual property rights, we may be required to file applications with various foreign agencies or officials to register our intellectual property. Although we do have a patent application pending in Japan, we do not currently have corresponding foreign registrations pending or issued for all our technology. Accordingly, our ability to operate and exploit our technology overseas could be significantly hindered.

UNDETECTED YEAR 2000 PROBLEMS COULD ADVERSELY AFFECT OUR OPERATIONS.

    There may be undetected Year 2000 problems with our internal systems, our products or our customers' computer systems. In the event any of our products are not Year 2000 compliant, we may be liable to certain customers for breach of our Year 2000 representations and warranties that appear in many of our customer agreements, which could have a material adverse effect on our business, results of operations and financial condition. The Force Field 2000 product, which we acquired in our acquisition of XImage Corporation, was found not to be Year 2000 compliant. Consequently, we created a Year 2000 compliance update to the Force Field 2000 software, which has been installed on all of our customers' systems. As of February 29, 2000, we were not aware of any Year 2000 compliance problems with our products.

    In addition, we acquire off-the-shelf products from third parties, such as computer hardware. We use these products in the internal operations of our business and we provide these products to customers in conjunction with our software products. Further, government agencies and other of our customers may use computer systems and products that are not Year 2000 compliant and which may disrupt the performance of our products. The failure of any of these products or systems to be Year 2000 compliant could significantly disrupt our business and impair our ability to generate revenues and cash flows. As of February 29, 2000, only one customer reported to us any problem with its own computer system that affected the performance of our products. The problem has been corrected.

RISKS RELATED TO THIS OFFERING


YOU WILL SUFFER IMMEDIATE DILUTION OF APPROXIMATELY 68% OF YOUR INVESTMENT AND MAY EXPERIENCE FURTHER DILUTION IN THE FUTURE.



    We anticipate that the initial public offering price of the units will be substantially higher than the net tangible book value per share of our common stock after this offering. As a result, you will incur immediate dilution of approximately $5.47, or 68%, in net tangible book value for each share of our common stock included in the units you purchase. You will be subject to further dilution upon the exercise of outstanding options and warrants and conversion of our Series B preferred stock.


FUTURE SALES OF OUR COMMON STOCK BY OUR EXISTING SHAREHOLDERS COULD DECREASE THE TRADING PRICE OF OUR COMMON STOCK AND CAUSE US TO EXPEND SIGNIFICANT RESOURCES TO REGISTER SUCH STOCK.

    Sales of a large number of shares of our common stock in the public markets after this offering, or the potential for such sales, could decrease the trading price of our common stock and could impair our ability to raise capital through future sales of our common stock. Upon completion of this offering, there will be 3,036,802 shares of our common stock outstanding. The 1,875,000 shares of common stock sold in this offering and the 1,875,000 shares of common stock reserved for issuance upon exercise of the public warrants sold in this offering are all freely tradeable without restrictions or further registration under the Securities Act of 1933, unless such shares are purchased by our "affiliates," as that term is defined in the Securities Act of 1933.

    An additional 2,969,152 shares of common stock are either currently outstanding or may become outstanding upon exercise or conversion of options, warrants or convertible securities currently outstanding or sold in this offering. All of these shares may be sold in the future subject to compliance with securities laws and various lock-up agreements to which certain of these shares are subject. The lock-up agreements prohibit the sale in the public market of certain shares for either six months or one year following the completion of this offering.


    Moreover, although substantially all of the holders of registration rights have waived such registration rights, for at least six months following the completion of this offering, holders of securities convertible or exercisable, as of February 29, 2000, into 63,864 shares of common stock may have rights under certain circumstances to require us to register the shares within the next 12 months. If such holders exercise such registration rights, we could be required to expend considerable resources to register such shares, and sales of these shares in the public market could decrease the trading price of our common stock and impair our ability to raise capital.


    SOME OF THE STATEMENTS MADE IN THIS PROSPECTUS DISCUSS FUTURE EVENTS AND DEVELOPMENTS, INCLUDING OUR FUTURE BUSINESS STRATEGY AND OUR ABILITY TO GENERATE REVENUE, INCOME AND CASH FLOW. IN SOME CASES, YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY TERMINOLOGY SUCH AS "MAY," "WILL," "SHOULD," "EXPECTS," "PLANS," "ANTICIPATES," "BELIEVES," "ESTIMATES," "PREDICTS," "POTENTIAL," "CONTINUE," "OUR FUTURE SUCCESS DEPENDS," "SEEK TO CONTINUE" OR THE NEGATIVE OF THESE TERMS OR OTHER COMPARABLE TERMINOLOGY. THESE STATEMENTS ARE ONLY PREDICTIONS. ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. IN EVALUATING THESE STATEMENTS, YOU SHOULD SPECIFICALLY CONSIDER VARIOUS FACTORS, INCLUDING THE RISKS OUTLINED UNDER "RISK FACTORS." THESE FACTORS MAY CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM ANY FORWARD-LOOKING STATEMENT. ALTHOUGH WE BELIEVE THAT THE EXPECTATIONS REFLECTED IN THE FORWARD-LOOKING STATEMENTS ARE REASONABLE, WE CANNOT GUARANTEE FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS. MOREOVER, NEITHER WE NOR ANY OTHER PERSON ASSUMES RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF THESE STATEMENTS. WE ARE UNDER NO DUTY TO UPDATE ANY OF THE FORWARD-LOOKING STATEMENTS AFTER THE DATE OF THIS PROSPECTUS TO CONFORM THESE STATEMENTS TO ACTUAL RESULTS.

                                USE OF PROCEEDS


    We estimate that the gross proceeds from the sale of the 1,875,000 units that we are selling in this offering will be $15,000,000, or $17,250,000 if Paulson Investment Company, Inc. exercises its over-allotment option in full. We estimate that the net proceeds from the offering will be approximately $12,706,300, or $14,749,109 if Paulson Investment Company, Inc. exercises its over-allotment option in full. These estimates are based on a public offering price of $8.00 per unit. The estimates net proceeds of $12,706,300 represents gross proceeds of $15,000,000 less the following commissions, fees and expenses related to the offering:



    - $1,087,500 underwriters' discount;



    - $300,000 Paulson Investment Company, Inc.'s expense allowance;


    - $59,906 in registration fees, NASD fees and listing fees of The American Stock Exchange;

    - $200,000 in accounting fees and expenses;

    - $300,000 in legal fees and expenses;

    - $65,000 in legal fees and other expenses related to state securities law compliance;

    - $170,000 in printing fees and expenses;

    - $85,000 for directors and officers insurance;

    - $1,250 in transfer agent fees and expenses; and

    - $25,044 in miscellaneous expenses.

    We expect to allocate the net proceeds of the offering as follows:


                                                         APPROXIMATE AMOUNT   APPROXIMATE PERCENTAGE
                                                          OF NET PROCEEDS        OF NET PROCEEDS
                                                         ------------------   ----------------------
Repayment of Debt......................................     $ 3,088,500                 24%
Accrued Liabilities and Dividends......................       2,500,000                 19%
Accounts Receivable and Inventories....................       2,250,000                 18%
Sales and Marketing....................................       1,500,000                 12%
Research and Development...............................       1,500,000                 12%
Working Capital and General Corporate Purposes.........       1,867,800                 15%
                                                            -----------                ---
  TOTAL:...............................................     $12,706,300                100%


    Repayment of debt includes debt incurred and debt assumed with respect to the XImage acquisition and the subsequent consolidation of the ImageWare and XImage operations. Also included is debt incurred to provide working capital to enable the company to maintain operations and fulfill customer orders over the last two years.

    The debt we intend to repay includes:

    - short term notes in the aggregate amount of $1,050,000 at an interest rate of prime plus 2%;

    - short term notes in the aggregate amount of $258,500 at an interest rate of 10%;

    - a $1,250,000 short term note at an interest rate of 10%, payable to the president of Atlus Co., Ltd., a Japanese corporation which beneficially owns approximately 31% of our common stock;

    - a $500,000 short term note at a variable interest rate, initially 9%; and

    - a $30,000 short term note at an interest rate of prime.

    Payment of accrued liabilities and dividends includes miscellaneous accrued expenses and payments of approximately:

    - $375,525 in past legal fees incurred in connection with private placements, litigation, our acquisition of XImage Corporation and protection of intellectual property;

    - $294,300 in deferred compensation and accrued interest assumed in connection with our acquisition of XImage Corporation;

    - $548,774 in past due payroll and sales taxes;

    - $126,920 in royalty obligations;

    - $387,244 in accumulated interest on debt;

    - $191,137 of accumulated but unpaid dividends on our Series B preferred stock as of February 29, 2000; and

    - $576,100 for accounts payable.

    Approximately $2,250,000 of the net proceeds from the offering will be used to invest in accounts receivable and inventories as a result of our anticipated sales growth.

    Approximately $1,500,000 will be used for sales and marketing related to the hiring of additional field personnel and the development and implementation of strategies to expand into the private security market and international markets for our products. We plan to increase the amount of time our sales force spends calling on prospective customers and increase our participation in state and regional trade shows. We also plan to update our collateral sales material and place targeted advertising in relevant trade publications.

    Approximately $1,500,000 will be used for research and development related to the development of the wireless and Internet capabilities of our products, the development of our "real time" facial recognition applications and the continuing enhancement of the technical performance of our products. We are in the process of increasing our research and development staff by approximately 40%. In order to meet our planned 2000 releases of the CrimeWeb products and real time facial recognition products.

    Pending such uses of the proceeds from the offering, we intend to invest the net proceeds in interest-bearing, investment grade securities.

    The foregoing discussion is merely an estimate based on our current business plan. Our actual expenditures may vary depending upon circumstances not yet known, such as the time actually required to reach a positive cash flow, or to successfully expand the market for our products.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our shares of common stock and do not anticipate paying any cash dividends on our shares of common stock in the foreseeable future. Currently, we intend to retain any future earnings for use in the operation and expansion of our business. Any future decision to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements and other factors our board of directors may deem relevant.

    Pursuant to the terms of our Series B preferred stock, we are obligated to pay cumulative cash dividends from legally available funds at the annual rate of $0.2125 per share, payable in two semi-annual installments of $0.10625 each. As of February 29, 2000, accumulated but unpaid dividends payable on the Series B preferred stock were approximately $191,137. We intend to use a portion of the proceeds of this offering to pay these dividends.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of December 31, 1999:

    - on an actual basis;

    - as adjusted to give effect to:


       (1) the sale of 1,875,000 units in this offering at an initial public offering price of $8.00 per unit; and


       (2) the planned use of the net proceeds of the offering.

    This table should be read in conjunction with our financial statements included elsewhere in this prospectus.


                                                                    DECEMBER 31, 1999
                                                              -----------------------------
                                                                 ACTUAL      AS ADJUSTED(1)
                                                              ------------   --------------
LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities.........................................  $  7,655,440    $  3,320,480
Notes payable to related parties, net of current portion....       924,542               0
                                                              ------------    ------------
    Total liabilities.......................................  $  8,579,982    $  3,320,480
                                                              ------------    ------------
Shareholders' deficit
  Preferred stock, $.01 par value, authorized 4,000,000
    shares: Series B convertible redeeemable preferred
    stock, designated 750,000 shares, 389,400 shares issued
    and outstanding, $973,500 liquidation preference........         3,894           3,894
  Common stock, $.01 par value, 50,000,000 shares
    authorized, 1,161,802 and 3,036,802 shares issued and
    outstanding.............................................        11,618          30,368
  Additional paid-in capital................................    16,599,720      29,287,270
  Accumulated deficit.......................................   (19,285,627)    (19,614,625)
                                                              ------------    ------------
    Total shareholders' equity (deficit)....................  $ (2,670,395)   $  9,706,907
                                                              ------------    ------------
    Total liabilities and shareholders' equity (deficit)....  $  5,909,587    $ 13,027,387


------------------------


(1) The use of proceeds reflected on the as adjusted balance sheet includes repayment of debt, which was recorded net of an unamortized discount of approximately $329,000.

                                    DILUTION

    If you invest in our units, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock after this offering. For purposes of the dilution computation and the following tables, we have allocated the full purchase price of a unit to the share of common stock included in the unit and nothing to the warrant included in the unit. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by the purchasers of our units in this offering and the net tangible book value per share of our common stock immediately afterwards.


    As of December 31, 1999, our net tangible book value was $(5,016,952), or $(4.32) per share of common stock. Without taking into effect any changes in the net tangible book value after December 31, 1999, other than to give effect to the sale of 1,875,000 units in the offering at the initial public offering price of $8.00 per unit and the application of the net proceeds of the offering, the net tangible book value of ImageWare as of December 31, 1999 would have been $7,689,348, or $2.53 per share. This represents an immediate increase of $6.85 per share of common stock to existing shareholders and an immediate dilution of $5.47, or 68%, per share of common stock to the new investors who purchase units in the offering. The following table illustrates this per share dilution:



Assumed initial public offering price.......................              $8.00
  Net tangible book value per share before the offering.....   $(4.32)
  Increase in net tangible book value per share attributable
    to new investors........................................     6.85
As adjusted net tangible book value per share after the
  offering..................................................               2.53
Dilution in tangible book value per share to new
  shareholders..............................................              $5.47



    If the over-allotment option is exercised in full, dilution per share to new shareholders would be $5.07 per share of common stock.


    The following table summarizes as of December 31, 1999 the differences between the existing shareholders and the new shareholders with respect to the number of shares of common stock included in the units purchased, the total consideration paid, and the average price per share paid:


                            SHARES PURCHASED      TOTAL CONSIDERATION
                          --------------------   ----------------------       AVERAGE
                           NUMBER     PERCENT      AMOUNT      PERCENT    PRICE PER SHARE
                          ---------   --------   -----------   --------   ---------------
Existing shareholders...  1,161,802      38%     $15,641,732      51%         $13.46
New shareholders........  1,875,000      62%      15,000,000      49%           8.00
                          ---------     ---      -----------     ---          ------
      Total.............  3,036,802     100%     $30,641,732     100%         $10.09
                          =========     ===      ===========     ===          ======


    The above computations assume no exercise of outstanding options or warrants to purchase common stock, the over-allotment option, the public warrants included in units sold in the offering or the representatives' warrants. New investors will be subject to further dilution upon the exercise of outstanding options and warrants and conversion of our Series B preferred stock.

                         SELECTED FINANCIAL INFORMATION

    The statement of operations data for the years ended December 31, 1998 and 1999 and the balance sheet data at December 31, 1998 and 1999 are derived from financial statements of the company, which have been audited by PricewaterhouseCoopers LLP, independent accountants. Historical results are not necessarily indicative of the results to be expected in the future, and the results of interim periods are not necessarily indicative of results for the entire year.

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                                 1998          1999
                                                              -----------   -----------
STATEMENT OF OPERATIONS DATA:
Revenues
  Product...................................................  $ 2,708,856   $ 4,276,201
  Maintenance...............................................    1,307,286     1,404,709
  License and other.........................................      220,175       210,567
                                                              -----------   -----------
                                                                4,236,317     5,891,477
Cost of Revenues
  Product...................................................    1,354,920     1,896,916
  Maintenance...............................................    1,065,740       862,816
                                                              -----------   -----------
Gross margin................................................    1,815,657     3,131,745
                                                              -----------   -----------
Operating, general and administrative expenses..............    2,265,312     2,531,079
Sales and marketing expenses................................      960,246     1,024,224
Research and development expenses...........................      831,034     1,150,914
Depreciation and amortization...............................      988,838     1,096,484
                                                              -----------   -----------
                                                                5,045,430     5,802,701
                                                              -----------   -----------
  Loss from operations......................................   (3,229,773)   (2,670,956)
                                                              -----------   -----------
Interest expense, net.......................................      204,287       363,638
                                                              -----------   -----------
  Loss before income taxes..................................   (3,434,060)   (3,034,594)
                                                              -----------   -----------
Provision for income taxes..................................           --            --
                                                              -----------   -----------
  Net loss..................................................   (3,434,060)  $(3,034,594)
                                                              ===========   ===========
Net loss per common share...................................  $     (4.08)  $     (3.07)
                                                              ===========   ===========
Basic and diluted weighted average shares...................      861,875     1,016,399
                                                              ===========   ===========

                                                              DECEMBER 31, 1998   DECEMBER 31, 1999
                                                              -----------------   -----------------
BALANCE SHEET DATA:
Cash........................................................     $    45,793         $   156,063
Net intangible assets.......................................       2,836,740           2,346,557
Total assets................................................       4,384,005           5,909,587
Total current liabilities...................................       4,356,198           7,655,440
Notes payable, net of current portion.......................       1,473,172             924,542
Total liabilities...........................................       5,829,370           8,579,982
Total shareholders' deficit.................................      (1,445,365)         (2,670,395)

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND RELATED NOTES TO THE FINANCIAL STATEMENTS INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT RELATE TO FUTURE EVENTS OR OUR FUTURE FINANCIAL PERFORMANCE AND INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR OR OUR INDUSTRY'S ACTUAL RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE RISKS AND OTHER FACTORS INCLUDE, AMONG OTHER THINGS, THOSE LISTED UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW


    ImageWare Systems, Inc. was founded in February 1987 as a photo novelty company. From 1987 through 1994, the company's business consisted of building and operating unmanned photo booths which sold postcards with digitally captured images of customers combined with various background and foreground scenes. In November 1994, a group of employees and outside investors acquired a controlling interest in the company from its founders, discontinued the photo booth business and redirected the company toward the development of image-based software products for the law enforcement community. Through the date of the acquisition, the founders had invested approximately $7.6 million into the company, represented by stock and paid in capital, and the company had an accumulated deficit of approximately $8.5 million.



    Since the acquisition, we have devoted substantially all of our resources to designing, developing, producing and marketing image-based software products for law enforcement agencies. At December 31, 1999, we had raised additional equity capital of approximately $9.0 million, bringing our total equity capital raised since inception to approximately $16.6 million. From the date of the acquisition through December 31, 1999, we accumulated an additional deficit of approximately $10.8 million, bringing the total accumulated deficit since inception to approximately $19.3 million. As a result of this accumulated deficit and other factors, our independent auditors have qualified their report on our audited financials for fiscal 1999.


    In 1995 and 1996, we worked with law enforcement agencies to identify their needs and develop the initial modules for our C.R.I.M.E.S. suite of products and the integrated system in which they would operate. Our first three modules, Suspect ID, Crime Lab, and Vehicle ID, were introduced during this period. In 1997, we completed the development of Face ID and the Crime Capture System, which, when included in our C.R.I.M.E.S. suite, gave us a sufficient breadth of products to begin marketing entire systems in addition to individual modules.

    Cash generated from sales of the initial three modules in 1997 and 1998 was limited due to their relatively low selling prices which ranged from $600 to $5,000 per unit. The introduction of the Crime Capture System and Face ID in late 1997 gave us the ability to sell systems with prices ranging from $25,000 to one million dollars or more per system. With this fully integrated, modular suite of products, we were able to differentiate ourselves in the market from competitors offering non-integrated products. Both the Crime Capture System and Face ID create the potential for significant add-on sales, following the installation of an initial system, through the sale of additional modules to both the agency purchasing the system and other agencies that desire to access that system. In addition, we expect a significant and growing stream of revenue from the sale of customer support services, which are generally priced at approximately 12-18% of the price paid for installed hardware and software. As our installed base grows, we anticipate this revenue stream will grow.

    In 1997, recognizing that we would be shifting to sales of systems rather than individual modules, and recognizing that the sales cycle for sales to government agencies is relatively long, we established a national sales force and implemented a top-down sales plan to market our products first to the largest agencies and then to smaller agencies. We attempted to develop contacts and relationships at the federal, state and large county/municipality levels during 1997 to lay the groundwork for larger systems orders. Our first significant system order was received from the Arizona Department of Public Safety in January 1998.

    In January 1998, we also acquired all of the outstanding stock of XImage Corporation for a combination of approximately $2.1 million in cash and warrants to purchase 61,611 shares of our common stock. XImage Corporation, based in San Jose, California, was founded in 1987 and designed and marketed mug shot systems to the law enforcement community. This acquisition enabled us to gain a significant foothold in the digital mug shot market with a customer base which included the New York City Police Department and law enforcement agencies in Minneapolis, Portland, Seattle, Indianapolis, Orlando and Montreal. We consolidated XImage Corporation's operations into our San Diego offices during the second and third quarters of 1998.

    BACKLOG

    Although our backlog as of December 31, 1999 was approximately $2.7 million compared to $1.6 million as of December 31, 1998, we believe that such backlog is the result, in part, of our inability to timely deliver orders due to lack of working capital. After receiving the proceeds of this offering, we expect to be able to ship most outstanding orders within three to four months and to ship orders thereafter in a timely and orderly fashion. As a result, our present backlog may not be indicative of our backlog in future periods.

    REVENUE RECOGNITION

    We recognize revenue from periodic license and maintenance agreements ratably over the respective period covered thereunder. Our revenue from software installation and implementation and from contract services is generally recognized as the services are performed using the percentage of completion method based on costs incurred to date compared to total estimated costs at completion. Amounts received under contracts in advance of performance are recorded as deferred revenue and generally recognized within one year from receipt. Revenue from contract services for which we cannot reliably estimate total costs are recognized upon completion.

    COST OF REVENUES

    Our principal product costs include:

    - Hardware costs when a product is purchased as a "turnkey" system. The majority of our system sales include equipment, which generally equates to between 15% and 50% of the sales price. As our installed base grows and add-on retrieval seats and investigative modules are purchased for use on existing personal computers, we anticipate that hardware sales as a percentage of revenue may decrease and gross margins may increase as orders include a greater proportion of software and services.

    - Third party software licensing fees for search engine technology incorporated into our software. The amount of these fees depends on the number of images in the customer's database.

    - Costs of personnel, travel, and overhead associated with custom integration work, hardware/software configuration, site preparation, installation, and training.

    Our principal maintenance costs to deliver customer support services include personnel, communications and overhead costs associated with maintaining a 7-day, 24-hour customer support desk and in-house and remote field service personnel. These costs represent significant fixed costs. These costs are not, however, anticipated to grow as fast as customer service revenues.

RESULTS OF OPERATIONS

    YEARS ENDED DECEMBER 31, 1998 AND 1999

    REVENUES. Product revenues increased 58% from $2.7 million for the year ended December 31, 1998 to $4.3 million for the corresponding period in 1999. The increase reflected the further purchases of the Crime Capture System, with purchases by state and local agencies in Arizona to tie into the state-wide system purchased and implemented by the Arizona Department of Public Safety in 1998. The increase also reflects system upgrades by most of our UNIX-based customers who adopted our Windows-based Crime Capture System in 1999. Our backlog of product orders increased significantly from approximately
$1.6 million at December 31, 1998 to $2.7 million at December 31, 1999, indicating further acceptance of our products. Our booking products represented approximately 89% of our product revenues in 1999.

    Customer service revenues increased 7% from $1.3 million for the year ended December 31, 1998 to $1.4 million for the corresponding period in 1999. In 1999, we offered our UNIX-based customers incentives to upgrade to the Windows-based Crime Capture System. As part of the incentives, the customers received reduced maintenance fees in 1999. The price reductions were justified based upon the need to consolidate the number of versions of systems we would have to support and to avoid the cost of bringing the older installations into Y2K compliance. We do not expect to offer similar price reductions in the future and expect customer service revenues to increase along with our expanded installed base.

    COST OF PRODUCTS AND MAINTENANCE. Cost of products and maintenance increased 14% from $2.4 million, or 57% of revenue, for the year ended
December 31, 1998 to $2.8 million, for the corresponding period in 1999. Cost of products and maintenance decreased as a percent of revenue from 57% in 1998 to 47% in 1999 primarily as a result of higher than normal costs for maintenance in the second and third quarters of 1998 as we merged the maintenance functions of ImageWare and XImage. Maintenance costs decreased 19% from $1.1 million or 82% of maintenance revenue in 1998 to $863,000 or 61% of maintenance revenue in 1999. In addition, the shift in product mix from the UNIX based XImage booking products in prior years to primarily NT based products with inherently lower hardware costs caused product costs of sales to decrease from 50% as a percent of product revenues in 1998 to 44% in 1999. Cost of products can vary as a percentage of revenue from quarter to quarter depending upon product mix and the hardware content included in systems installed during a given period.

    The royalties received in 1998 and 1999 were from a patent license agreement with Panasonic for a product which does not compete with any of ImageWare's current or contemplated products. Panasonic has stopped using the technology and is not expected to pay further royalties.

    GROSS MARGINS Total gross margins increased from $1.8 million, or 43% of revenues, for the year ended 1998 to $3.1 million, or 53% of revenues, for the corresponding period in 1999. Gross margins related to product sales increased from $1.4 million, or 50% of revenues, to $2.4 million, or 56% of revenues, during the same periods. Gross margins related to maintenance revenues increased from $241,546, or 18% of revenues, to $541,893, or 39% of revenues, during the same period.

    OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES. Operating, general and administrative expenses increased 12% from $2.3 million for the year ended December 31, 1998 to $2.5 million for the corresponding period in 1999. Approximately $387,000 of the increase was related to one-time, non-recurring costs associated with an evaluation of our products for Year 2000 compliance and the related work performed to bring them into compliance. An independent company performed the Year 2000 work under contract.

    SALES AND MARKETING EXPENSES. Sales and marketing expenses increased 4% from $960,000 for the year ended December 31, 1998 to $1 million for the corresponding period in 1999. We were unable to significantly accelerate our sales effort in 1999 due to a lack of resources which limited our ability to keep our sales force on the road and fully utilize trade publication advertising and trade shows.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased 38% from $831,000 for the year ended December 31, 1998 to $1.2 million for the corresponding period in 1999. The cost increase for research and development reflects an increase in personnel to accelerate new product development and respond to customer requests for product enhancements and custom integration work.

    INTEREST EXPENSE. Interest expense increased 78% from $204,000 for the year ended December 31, 1998 to $364,000 for the same period in 1999. The increase reflects the cost of additional debt that the company issued to fund the consolidation of XImage and ImageWare and to fund operations in 1999.

    NET LOSS. The net loss decreased 12% from $3.4 million for the year ended December 31, 1998 to $3.0 million for the corresponding period in 1999. Gross profits from the sale of products and maintenance services for the year increased $1.3 million from 1998 to 1999. Research and development expenses for the year increased $320,000 from 1998 to 1999 due to increased personnel costs in the more recent year. Operating, general and administrative expenses for the year increased $266,000 from 1998 to 1999, due to a $387,000 one-time charge in 1999 for Year 2000 offset by higher administrative costs in 1998 due to the consolidation of XImage.

LIQUIDITY AND CAPITAL RESOURCES

    LIQUIDITY. We had negative working capital of $3.1 million at December 31, 1998 compared to $4.3 million at December 31, 1999. Cash used by operating activities totaled $1.9 million for both years ended December 31, 1998 and 1999.


    For the year ended December 31, 1999, cash was principally used to fund
$3.0 million in losses offset by non-cash charges of $423,000 for compensation and fees paid with stock and $1.1 million in depreciation and amortization. Also contributing to the cash used by operations was a $2.1 million increase in current assets, primarily related to a $2.0 million increase in accounts receivable. The increases in current assets were due to a significant level of installation activity in the fourth quarter of 1999. Additional sources of working capital in 1999 were the extension of payment terms by the Company on $594,000 in accounts payable, an increase in accrued expenses and interest of $1.1 million and an increase in short-term debt of $1.7 million resulting in an increase in current liabilities of $3.3 million. These increases resulted from our increased volume of business and our inability to meet the terms of our obligations during the year. At the end of 1999, accounts receivable attributed to three major customers collectively represented 55% of total accounts receivable. Such concentration of credit risk is normal in our business.


    Cash used by operating activities in 1998 totaled $1.9 million and was used principally to fund $3.4 million in losses offset by non-cash charges of $989,000 for depreciation and amortization and $522,000 for fees paid with stock.

    During 1998, we used an additional $2.1 million in cash for investing activities to complete the acquisition of XImage.

    CAPITAL RESOURCES. Prior to 1998, our primary sources of funds were shareholder loans, private placements of stock and, to a lesser extent, cash provided by operating activities. In 1998, we received $1.2 million in funds from secured bank loans, in addition to $705,000 in loans from shareholders. In 1999, we received $2,500,000 in loans and $375,000 from the sale of stock. During 1999, we repaid $700,000 in bank debt and $100,000 in shareholder debt.

    Included in loans received in 1999 was $1.25 million from the president of Atlus Co., Ltd., with terms extending to the earlier of the completion of our initial public offering or February 10, 2001. We have agreed to assume any exchange rate risk in the repayment of this loan and have not entered into any hedging transaction with respect to this potential obligation. In 1999, we also received an additional $500,000 as a loan from the chairman of Paulson Investment Company, Inc. with terms extending to the earliest of the demand of our lender, the closing of our initial public offering, or April 3, 2000. We used $500,000 of the funds provided by these 1999 financing activities to reduce our bank debt. We used an additional $125,000 of the loan proceeds to reduce notes payable to shareholders and pay officers for credit card debt. During 1999, we received an extension of the bank loan until March 3, 2000 and, in 2000, a verbal forebearance pending the completion of this initial public offering. In 1999, we also received extensions on shareholder debt totaling $803,500, subject to progressive principal payments on a monthly payment schedule, with the balance due upon the completion of our initial public offering.

    We have not generated sufficient cash from operations to fund continued operations or our growth plan, and will require significant additional future funding. We anticipate that, after completion of this offering, our operating cash flows will be sufficient to meet our liquidity needs for the foreseeable future, based on our current expense calculations and our current and anticipated revenue streams, including the proceeds of this offering. Our operating and financing plans assume certain revenue projections can be met and our overall cost structure remains stable, as to either of which there can not be any assurance. There also can be no assurance that our working capital objectives will be reached in the near future, if ever. In the event that additional capital is required, we may seek to raise such capital though private or public equity financing. There can be no assurance that such capital will be available on favorable terms, if at all.

    Based upon our order intake experience and quality of our existing pipeline of future business, we are projecting significant growth in revenues in the coming twelve months. We anticipate reaching profitability and positive cash flow from operations within the next twelve months. We do not anticipate significant increases in operating expenses associated with the increased revenues, and we expect gross profit margins to maintain or improve over current levels. No significant capital expenditures or investments in infrastructure are anticipated. Anticipated operating cash flows and the proceeds from this offering are expected to be sufficient to fund our growth for the foreseeable future, however, there can be no assurance that the Company will achieve sufficient cash flow or that the Company may not need additional funding in the future.

    OTHER COMMITMENTS. In connection with the outstanding Series B preferred stock, we are obligated to pay cumulative dividends at the rate of $0.2125 per share per year. At December 31, 1999, dividends due aggregated approximately $177,572. Dividends accrued at February 29, 2000 were $191,137 and will be paid from the proceeds from this offering.

    We are also obligated to pay approximately $1,055,000 over the next three years under our employment agreements, an estimated $200,000 over the next one and one-half years under our license agreements, and approximately $1,018,000 over the next three and one-half years under our real property lease.

YEAR 2000 COMPLIANCE

    With regard to our internal operations, we have relied on written representations from our software and hardware vendors to confirm that the versions of their products we are using are Year 2000 compliant. We have spent between $15,000 and $25,000 on these compliance issues, and any additional costs are not expected to be more than $15,000. As of February 29, 2000, our compliance activities are complete and we are not aware of any Year 2000 compliance problems with our products. As of February 29, 2000, only one customer reported to us any problem with its own computer system that affected the performance of our products. The problem has been corrected. There may be undetected Year 2000 problems with our internal systems, our products or our customers' computer sytems. As part of our contingency plan in case our internal systems are not entirely Year 2000 compliant, we regularly have all data backed up in a form so as to ensure no loss of information and to enable a system migration if necessary.

    With regard to software and hardware used in our products, we engaged an independent firm to evaluate our products, identify areas of non-compliance, develop a plan to bring the products into compliance and implement the plan to bring all customers under maintenance contracts compliant by December 31, 1999. The cost of such compliance activities totaled $387,000 and was funded primarily through borrowings. The implementation of our remediation plan remained on schedule and was completed by December 31, 1999.

                                    BUSINESS

INDUSTRY BACKGROUND

    Police departments and other law enforcement and public safety agencies rely on criminal history records to help fight crime. A criminal history record includes personal information and a history of arrests, convictions and other events, and may also include fingerprints and photographs. According to a 1989 recidivism study conducted by the U.S. Department of Justice, of the 108,580 persons released from prisons in 11 states in 1983, an estimated 62.5% were re-arrested for a felony or serious misdemeanor within three years. Since many crimes are committed by recidivists, the ability to quickly search criminal history records to identify a suspect is particularly important.

    Many law enforcement and public safety record-keeping systems are still files of paper records, which cannot be searched quickly or from remote locations. Even if paper records contain pictures of criminals, they cannot be quickly searched based on selected criteria such as eye color, first name or gang membership. To alleviate the inadequacies of paper records, many agencies have moved to digital record-keeping systems. However, many of these systems are merely a database of criminal records that can be searched by record number only. While they reduce the need for paper files and are easier to keep secure, they do not allow officers to search for an unknown suspect in the database based on criteria such as height, hair color, gang membership or other factors. Even agencies that have installed searchable databases often do not yet have biometrics-based software that would allow them to compare a digital facial photograph with photographs in the database in order to match an unknown suspect with known criminals who have similar physical characteristics. "Biometrics" refers to the method of identifying a person by measuring distinctive biological characteristics, such as facial features or fingerprints.

    In view of the inefficiencies in traditional record keeping-systems, many agencies are turning to new technologies to increase their ability to quickly identify, locate and arrest criminal suspects. Costs have decreased for computer hardware, bandwidth and communications infrastructures. The ability to transmit large quantities of data, such as digital images, has increased, as has the use of open architecture among systems, allowing agencies to share data more effectively. The speed and accuracy of facial recognition technology is also increasing, as are the capabilities for the transmission of digital images. As a result of these factors, we believe law enforcement agencies will increasingly seek to replace outdated methods, increase the size of their digital booking systems and look for investigative products that allow them to effectively search and share the information captured in their systems.

    Further, we believe that, as computer technology becomes more common, law enforcement agencies will increasingly use laptop computers and wireless data communication. These technologies will eventually allow investigators and police officers to access their agency's database and other information from the scene of a crime or from a patrol car.

MARKETS

THE LAW ENFORCEMENT AND PUBLIC SAFETY MARKETS

    The United States law enforcement and public safety markets are composed of federal, state and local law enforcement agencies. As of 1996, state and local governments in the United States operated approximately 18,769 law enforcement agencies consisting of 13,578 local police departments, 3,088 sheriffs' departments and offices, 49 primary state law enforcement agencies, 1,316 special police agencies, and 738 county constable offices. As of 1996, the federal market consisted of federal agencies, such as the Federal Bureau of Investigation and the Drug Enforcement Administration, which in total employed about 74,500 full-time employees, not including military agencies and their personnel.

    The federal government has promoted the development and use of nationwide criminal history record databases called the Interstate Identification Index and the National Crime Information Center 2000, or NCIC 2000, each consisting of national and regional databases. The Interstate Identification Index is maintained by the FBI and includes persons arrested for felonies or serious misdemeanors. The FBI has indicated that this Index will accept photographs in the future. NCIC 2000 is an on-line information system dedicated to serving criminal justice agencies. In July 1999, NCIC 2000 replaced an older system to allow for the sharing of digital images. We anticipate that the inclusion of digital images in these databases will increase the value of digital booking systems and the demand for facial recognition applications.

    The Violent Crime Control and Law Enforcement Act of 1994 is expected to contribute at least $130 million in grants to support technological improvements for law enforcement agencies and other activities to improve law enforcement training and information systems, which could include purchases of our products and services. The Crime Identification Technology Act of 1998 authorized funding of up to $250 million in each of the next five years to, among other things, support integration of state and local justice system technology. Agencies are eligible for grants under this program based on their initiatives to develop, oversee, plan and implement integrated information technology, including technology of the type produced by ImageWare. This act merely authorizes this funding and is contingent on Congress passing legislation to appropriate the funds each year.

OTHER APPLICATIONS AND MARKETS

    We believe there are emerging applications for our products within the public safety market beyond the needs of agencies to book and identify criminal suspects. Variations on our system can be used to track inmate populations of correctional facilities, to monitor the location of persons on parole or probation without the need for them to visit their parole or probation officer in person, to monitor gun registrations and allow gun retailers and distributors to run more accurate background checks on potential buyers, and to help authorities locate missing children.

    Our technology also has emerging applications in markets related to access control and identification. Organizations concerned with security issues can use our products to create picture identification cards that can be instantly checked against a database of facial images to prevent unauthorized access to secure areas. Potential customers in these markets include large corporations, hospitals, universities and government agencies.

    While we have not yet had significant international sales, we plan to continue to market and sell our products internationally in the future. Some of the challenges and risks associated with international sales include the difficulty in protecting our intellectual property rights, longer collection cycles, difficulty in enforcing agreements through foreign legal systems and volatility and unpredictability in the political and economic conditions of foreign countries. We believe we can work to successfully overcome these challenges.

PRODUCTS AND SERVICES

    We believe our integrated suite of software products significantly reduces the inefficiencies and expands the capabilities of traditional booking systems. Using our products, an agency can create a digital database of thousands of criminal history records, each including a full-color facial image, text information and images of other distinctive physical features. This database can be quickly searched using text queries or by using our facial recognition technology to compare the face of an unknown suspect with facial images in the database. Our investigative software products can also be used to create, edit and enhance digital images and to search databases of other agencies to which the customer has access.

    We believe our products allow our customers to achieve the following benefits:

    MORE QUICKLY BOOK AND IDENTIFY SUSPECTS. Because many officers can enter information and images directly into the booking system simultaneously from multiple locations, an agency can reduce the time required to book a suspect. In addition, rather than flipping through books of mugshots, an officer and witness can use our software to quickly compare the digital image of a suspect with thousands of facial images in the booking system.

    MORE ACCURATELY CAPTURE AND IDENTIFY FACES. Officers and witnesses can together create and edit full-color, photograph-quality images to match the facial image as closely as possible to the description of the suspect.

    SEARCH THROUGH A GREATER NUMBER OF CRIMINAL RECORDS. As agencies are able to access not only their own booking system but the databases of other agencies as well, they will be able to access a far greater number of criminal records than available through traditional booking systems.

    MINIMIZE TRAINING TIME AND EXPENSE. Our products are designed to be used by persons with minimal technical backgrounds. Our software programs ask simple questions to create full-color facial images, book a suspect or search a booking system.

    INTEGRATE OUR PRODUCTS INTO A COMPLETE SYSTEM. Our system is made up of a suite of six fully integratable software modules. A customer may purchase all of the modules as a complete system or each module individually. Our booking system can also be integrated with other information systems, such as an automated fingerprint identification system.

    SCALE OUR PRODUCTS FOR USE ON A SINGLE COMPUTER OR A LARGE NETWORK. Our products are completely scalable, so that they may be used on one computer terminal or with a client-server network including dozens of terminals or more.

    Our C.R.I.M.E.S. system consists of six software modules, which may also be purchased individually. The Crime Capture System (including both the Capture Module and the Retrieval Module) is our booking system and database. Our investigative modules are Face ID, Suspect ID, Crime Lab and Vehicle ID.

    CRIME CAPTURE SYSTEM. The Crime Capture System is a Windows-based digital booking system made up of two distinct software modules and associated hardware such as cameras and computer hardware as needed. The Crime Capture System allows a customer to capture and store images and other information in a database and search and retrieve records from the database. The Crime Capture System uses off-the-shelf hardware and is designed to comply with open industry standards so that it can operate on an array of systems ranging from a stand-alone personal computer to a wide area network. To avoid duplication of entries, the system can be integrated easily with several other information storage and retrieval systems, such as a live scan fingerprint system, a records management system or an automated fingerprint identification system.

    Our first order for the Crime Capture System occurred in January 1998. As of December 31, 1999, the Crime Capture System is being used by 34 customers, including the Arizona Department of Public Safety and the Los Angeles County Sheriff's Department. Each Crime Capture System is scalable to suit each customer's needs and can be configured to connect with systems which may already be in place. As a result, the price of the system to the customer varies widely. Full installations of the Crime Capture System have ranged from $25,000 for a stand-alone system to over $1 million, and most commonly range from $150,000 to $400,000. Gross revenues from sales of the Crime Capture System represented 80% of our 1999 gross revenues.

    CCS CAPTURE. This software module allows a user to capture and store facial images as well as images of distinguishing features such as scars, tattoos and other marks. Each entry contains both images and text information in an easy-to-view format made up of distinct fields. As of February 29, 2000, we had installed CCS Capture at 59 sites. Current customers of this module range from agencies that capture a few thousand mugshots per year to those that capture over 600,000 mugshots per year. CCS Capture will generally replace our UNIX-based booking system, ForceField 2000, which was originally introduced by XImage Corporation in 1989 as a mugshot capture system. While a few of our customers will continue to use ForceField 2000 for the foreseeable future, we have upgraded most current customers from the ForceField 2000 to the Crime Capture System.

    CCS RETRIEVAL. This software module allows a user to search the database created with CCS Capture. Officers can conduct text searches in many fields, including file number, name, alias, distinctive features like "brown eyes" or "tattoo," and other information such as gang membership, arrests and convictions. CCS Retrieval creates a catalogue of possible matches, allowing officers or witnesses to save time by looking only at mugshots that closely resemble the description of the suspect. This module can also be used to create a line-up of similar facial images from which a witness may identify the suspect. CCS Retrieval can be used by a law enforcement agency's satellite offices that need to access a database created and maintained at a central location using CCS Capture. As of February 29, 2000, we had installed CCS Retrieval at 240 sites. When purchased separately from CCS Capture, the CCS Retrieval module is typically priced at approximately $6,750.

    FACE ID. This software module uses biometric facial recognition and retrieval technology to help authorities identify possible suspects. Images taken from surveillance videos, digital sketches or photographs can be searched against a digital database of facial images to retrieve any desired number of faces with similar characteristics. This investigative module can also be used at the time of booking to identify persons using multiple aliases. Using biometrics-based technology, Face ID can search through thousands of facial images in a matter of seconds, reducing the time it would otherwise take a witness to flip through a paper book of photographs that may or may not be similar to the description of the suspect. Face ID then creates a selection of possible matches ranked in order of similarity to the suspect, and a percentage confidence level is attributed to each possible match. Face ID incorporates search engine technology which we license from Visionics, Inc. We first introduced Face ID in late 1997. This module is comprised of a server, which is typically priced at $25,000 or more, and a personal computer client, which is typically priced at approximately $15,000.

    SUSPECT ID. This software module allows officers and witnesses to quickly create full-color, photo-realistic suspect composites. The digital composites are constructed from libraries of facial features based upon actual color photographs of such features. Suspect ID allows officers with minimal computer training and artistic talent to create a suspect composite by pointing and clicking with a mouse. This module can be installed on a laptop computer and taken into the field, allowing officers to conduct interviews and create composites before witnesses' memories fade. For rapid identification, officers can distribute completed composites within minutes via fax or e-mail. Suspect ID incorporates our patented object-layering technology. We first introduced Suspect ID in 1995. This module is typically priced at approximately $5,000.

    CRIME LAB. This software module allows officers to enhance and edit digital images. Using Crime Lab, an officer can update old images, create non-prejudicial line-ups, remove distracting backgrounds and enhance the quality of surveillance videos. Crime Lab incorporates our patented object-layering and color-masking technologies. We first introduced Crime Lab in 1995. This module is typically priced at approximately $600.

    VEHICLE ID. This software module helps officers identify motor vehicles which may have been stolen or involved in a crime. Vehicle ID's comprehensive database includes images and text information for over 1,000 vehicle makes and models and can be searched using many fields, including physical features and Vehicle Identification Number. Images of vehicles similar to the suspect vehicle can be viewed from front, rear, side or three quarter angles and can be depicted in any color. A color copy of the suspect vehicle can then be produced and immediately broadcast, printed or faxed to officers in the field. Vehicle ID incorporates our patented object-layering technology. Vehicle ID also incorporates Vehicle Identification Number software provided by the National Insurance Crime Bureau. We first introduced Vehicle ID in 1996. This module is typically priced at approximately $1,500.

    MAINTENANCE AND CUSTOMER SUPPORT

    We work directly with purchasers of our system to ensure that the system they purchase will meet their unique needs. We configure and test the system either at our facilities or on-site and conduct any customized programming necessary to connect the system with any legacy systems already in place, such as old booking system databases or other records management systems.

    As part of our installation of a system, we train our customer's employees in the effective use of our products. We also provide training on an ongoing basis both on-site and at our facilities in San Diego, California. We provide on-site hardware support to our customers, generally within 24 hours of the customer request. Customers can use a toll free number to speak with our technical support center, which provides software support and general assistance 24 hours a day, seven days a week. On-site customer support is coordinated by our field personnel in New York, Minnesota, Washington and Arizona. Providing customer support services typically provides us with annual revenue of 12% to 18% of the initial sales price of the system purchased by our customer.

    SYSTEM CONFIGURATION AND FULFILLMENT

    We directly employ computer programmers and also retain independent programmers to develop our software and perform quality control. We provide customers software which we specifically configure to operate on their existing computer system. We can also provide customers with a complete computer hardware system with our software already installed and configured. In either case, the customer is provided with a complete "turn-key" system which can be used immediately. When we provide our customers with a complete computer system including hardware, we use "off-the-shelf" computers, cameras and other components purchased from other companies such as IBM or Gateway 2000. Systems are assembled and configured either at our facilities in San Diego, California, or at the customer's location.

OUR STRATEGY

    Key elements of our strategy for growth include the following:

FULLY EXPLOIT THE EXPANDING LAW ENFORCEMENT AND PUBLIC SAFETY MARKETS

    We intend to use our successful installations with customers such as the Arizona Department of Public Safety as reference accounts and to aggressively market C.R.I.M.E.S. as a superior technological solution. The majority of our recent and near term sales has been and will be from sales of the Crime Capture System. Our sales effort in the near term will be to establish the Crime Capture System as the mug shot system adopted in as many countries, states and large county/municipalities as possible. Once we have a system installed in a region, we intend to then sell additional systems or retrieval seats to other agencies within the primary customer's region and in neighboring regions. In addition, we will then market our complementary investigative modules to the customer, including Face ID, Suspect ID, Crime Lab and Vehicle ID. As customer databases of digital mug shots grow, we expect that the perceived value of our investigative modules, and corresponding revenues from sales of those modules, will also grow.

EXPAND INTO RELATED APPLICATIONS WITHIN THE LAW ENFORCEMENT AND PUBLIC SAFETY MARKETS

    Our products can provide solutions to law enforcement and public safety agencies beyond our core application of police booking systems and related investigative products, with minimal adaptation. The technology behind our C.R.I.M.E.S. product line can be used to create databases of missing children and compare the facial image of a lost child to the images in the database. Our system can be used to help correctional facilities track and control inmates. Gun sellers could use our products to access available criminal databases and help prevent the sale of guns to ineligible persons. Our technology can be used to monitor persons on parole or probation without requiring them to travel to their parole or probation officer. We anticipate that a parolee or probationer will be able to have his photograph taken in a specially designed kiosk which uses biometrics-based technology to identify the person and inform his parole or probation officer of his location.

PENETRATE THE ACCESS CONTROL AND IDENTIFICATION MARKETS

    We believe security issues are becoming increasingly important among public agencies, corporations, hospitals, universities and similar organizations. Using our products, an organization can create picture IDs that correspond to images in a digital database. A security guard can stop an individual and accurately check his identity against a database of authorized persons, and either allow or deny access as required. Picture IDs cannot be faked in the system, and authorized people are not delayed more than a moment. Our technology can also be applied in other markets to facilitate activities such as voter registration, immigration control and welfare fraud identification. Our system has been adopted as the picture ID system for the government of Kuwait.

DEVELOP THE INTERNET AND WIRELESS CAPABILITIES OF OUR PRODUCTS

    We are currently developing a new software module, called Crime Web, which will allow users to use the Internet or secure Intranets to conduct investigative searches of digital booking systems. Crime Web will include the most frequently used investigative features of the Crime Capture System to allow users to retrieve single images, conduct searches based on one or more parameters, create digital line-ups and print retrieved records. We are also currently developing an Internet-based version of Face ID that will allow investigators to use the Internet to compare the digital image of an unknown suspect with a database of images using biometrics-based technology. We believe our Internet products will allow users to quickly access and share images via the Internet while maintaining the security and integrity of databases, thereby encouraging the widespread dissemination and sharing of criminal information among law enforcement agencies. We intend to introduce Crime Web in the first quarter of fiscal 2000.

    We also intend to develop the wireless capabilities of our products. Public safety agencies require information to be available to their agents in the field. Vehicles are being outfitted with wireless terminals which will allow for the receipt of more information, including color photographs and arrest records. Additionally, public safety agencies are investigating the feasibility of handheld devices which can operate outside of a vehicle and accompany investigators wherever an investigation takes them. In order to facilitate the transfer of arrest records and investigative tools to public safety employees in the field, we plan to develop technology in cooperation with wireless communications companies which will allow our products in the field to operate over wireless systems.

ACQUIRE BUSINESSES THAT ENHANCE OUR STRATEGIC POSITION

    We may in the future acquire businesses that will complement our growth strategy and enhance our competitive position in our core markets and other markets. However, we have no current plans for such acquisitions.

SALES AND MARKETING

    We market and sell our products through our direct sales force and through indirect distribution channels, including systems integrators. Our sales and account representatives are based in Massachusetts, New Jersey, Georgia and California.

    As of February 29, 2000, our domestic sales organization included our director of sales, our director of major account development, our vice president of sales and business development and five regional managers. Our director of major account development, based in Boston, coordinates relationships with systems integrators and other strategic partners and is responsible for U.S. federal accounts and European sales. Other international sales are coordinated by our vice president of sales and business development. Our sales professionals are supported by our technical experts who are available by telephone and conduct on-site customer presentations.

    The typical sales cycle for our Crime Capture System includes a pre-sale process to define the potential customer's needs and budget, an on-site demonstration, and conversations between the potential customer and existing customers. Government agencies are typically required to purchase large systems by including a list of requirements in a Request For Proposal, known as an "RFP", and allowing several companies to openly bid for the project by responding to the RFP. If our response is selected, we enter into negotiations for the contract and, if successful, ultimately receive a purchase order from the customer. This process can take anywhere from a few months to over a year.

    In addition to our direct sales force, we have developed relationships with a number of large systems integrators who contract with government agencies for the installation and integration of large computer and communication systems. By acting as a subcontractor to these systems integrators, we are able to avoid the time-consuming and often expensive task of submitting proposals to government agencies and also gain access to large clients who might not contract directly with small companies. In this context, we provide agencies with digital image booking systems and our related investigative software products. As of February 29, 2000, we were a subcontractor to the following prime contractors:

    - SCIENCE APPLICATIONS INTERNATIONAL CORPORATION, for the New York City Police Department.

    - MORPHO SYSTEMES, S.A., a subsidiary of SAGEM, S.A., a French company, for the national identification system of Kuwait.

    - PRC, INC., for the Las Vegas Metropolitan Police Department.

    - DIGITAL BIOMETRICS, INC., for the Los Angeles County Sheriff's Department.

    We have also entered into agreements or arrangements with the following companies to jointly bid on certain specific projects:

    - HEWLETT-PACKARD SINGAPORE (SALES) PTE LTD., to jointly bid on the booking and facial recognition system for the Singapore Police Department.

    - INTELLIGENCE AND STRATEGIC PROCESSES PTY LTD., an Australian company, to sell our booking system in Australia and New Zealand.

    We also work with companies that offer complementary products, where value is created through product integration. These teaming arrangements allow us to both enhance our products and expand our customer base through the relationships and contracts of our strategic partners. We have entered into agreements with the following companies:

    - POLAROID CORPORATION. In September 1999, we entered into an agreement to jointly market centralized imaging and facial recognition technology to law enforcement agencies in selected states where Polaroid has state contracts for drivers' license systems.

    - H.T.E., INC. In August 1999, we entered into an agreement to integrate our Crime Capture System with the records management system and jail management system of H.T.E., Inc.

    We promote our products through trade journal advertisements, direct mail, and attendance at industry trade shows, including those sponsored by the International Association for Law Enforcement, the International Association for Identification, and the International Association of Chiefs of Police. We also target other media through public relations efforts, including non-industry publications, daily newspapers, local and national news programs, and television programs related to law enforcement. Articles regarding our products have appeared in BUSINESS WEEK, IMAGING MAGAZINE, THE WALL STREET JOURNAL and a number of other publications.

CUSTOMERS

    We have a broad range of domestic and international customers. Most of our customers are government agencies at the federal, state and local levels in the United States. Our products are also being used in Canada, the United Arab Emirates, Kuwait, Mexico, Colombia, Venezuela, and the Philippines by over 450 customers, including the following:

New York City Police Department            Los Angeles County Sheriff's Department
Arizona Department of Public Safety        King County (Seattle), Washington
Orange County, Florida Sheriff's Office    U.S. Army, Navy and Air Force
Hennepin County (Minneapolis), Minnesota   Montreal Police Department
Government of Kuwait                       Milwaukee County, Wisconsin
City of San Antonio, Texas

    In addition to the major customers listed above, we also receive purchase orders from or enter into contracts with cities or counties. We have agreed in certain instances with the state agency, for example, the Arizona Department of Public Safety, to provide our products and services to smaller cities within the state at the price and on the terms offered to the state agency. When referring to the number of our customers, we not only include the large entities such as the Arizona Department of Public Safety, but also include the smaller cities (or counties), such as Tempe and Scottsdale, which separately enter into contracts with us or submit purchase orders for our products and services.

COMPETITION

    Due to the fragmented nature of the law enforcement and public safety market and the modular nature of our product suite, we face different degrees of competition with respect to each C.R.I.M.E.S. module. We believe the principal bases on which we compete with respect to all of our products are:

    - The ability to integrate our modular products into a complete imaging and facial recognition system.

    - Our reputation as a reliable systems supplier.

    - The usability and functionality of our products.

    - The responsiveness, availability and reliability of customer support.

    The Crime Capture System faces strong competition from other makers of booking systems, including companies such as Printrak International, Inc. and Digital Descriptors Systems, Inc. Other companies in this market include Identix Corp., Dynamic Imaging, Inc. and Epic Solutions, Inc. Printrak serves over 250 customers, including the Philadelphia Police Department. Internationally, there are a number of local companies offering booking solutions in most countries. Most competitors' products in this niche offer basic image capture and storage but lack the functionality of investigative products, including facial recognition and image editing and enhancement.

    We believe Face ID was the first facial recognition software produced and sold to the law enforcement and public safety markets. As a result, we believe it is the most widely recognized product in this niche, with the largest number of installations. Identix Corp. has, through its subsidiary, developed products with facial recognition capabilities.

    Suspect ID faces competition primarily from Smith and Wesson and Faces, Inc. Some agencies continue to employ sketch artists who develop hand-drawn composites from witness interviews. Smith and Wesson has supplied "acetate foil overlay" products for over 30 years. This method of creating suspect composites requires a user to overlay sheets of clear plastic with different facial features in order to produce a full picture. This method is still the most widely used method for creating suspect composites, but its use has declined since the introduction of computerized composite systems.

    Crime Lab faces competition primarily from off-the-shelf image editing and enhancement programs such as Photoshop from Adobe Systems. Photoshop is a well known application, but was not specifically designed for the law enforcement and public safety industry. As a result, it is not customized for use by law enforcement agencies and cannot be easily integrated with other law enforcement investigative software products.

    Vehicle ID is, to our knowledge, the only software product using digital images of motor vehicles to help law enforcement agencies locate and identify stolen vehicles or vehicles involved in crimes.

INTELLECTUAL PROPERTY

    We rely on patents, trademarks, trade secret and copyright laws, and confidentiality agreements to protect our intellectual property. We own two United States patents that are important to our business strategy. Our patented "Color Masking System" allows a user to manipulate selected colors of an image without affecting other colors of the image. Our patented "Object Layering" technology allows a user to save each element of an image as a separate layer so that edits can be made to certain elements without affecting other elements or having to re-create the entire image. Our patented object layering technology is used in Suspect ID, Crime Lab and Vehicle ID, and our patented color masking technology is used in Crime Lab. These patents expire in 2012 and 2013, respectively. We have several unregistered and federally registered trademarks, as well as trademarks for which there are pending trademark registrations with the United States Patent & Trademark Office, including the following marks:

C.R.I.M.E.S.-Registered Trademark-                Crime Capture System-Registered Trademark-
Image Wizard-Registered Trademark-                Crime Lab-TM-
ImageWare-Registered Trademark-                   Crime Web-TM-
Morphwizard-Registered Trademark-                 Face ID-TM-
People Postcards-Registered Trademark-            Face Investigate-TM-
Suspect ID-Registered Trademark-                  ForceField 2000-TM-
Vehicle ID-Registered Trademark-

    We license and depend on intellectual property from third parties. We license certain facial recognition and retrieval technology from Excalibur Technologies Corporation on a nonexclusive, worldwide basis. Under the agreement with Excalibur, we can create our own intellectual property as a derivative of the Excalibur technology. Our license from Excalibur with respect to certain technology will expire on April 29, 2001, while our license with respect to other technology expired on October 29, 1999. Under the license with Excalibur, we are currently paying royalties at rates equal to 10% and 25% of the net sales price of the product depending on the category of Excalibur's technology which is incorporated into the specific product being sold.

    We also license search engine technology from Viisage Technology, Inc. and Visionics, Inc. Our license from Viisage Technology is a nonexclusive license for the United States and expires on December 31, 2000. The royalties payable by us under the license from Viisage are $5,000 for searches of up to 40,000 images and $0.17 per image beyond 40,000 images. Our license from Visionics is on a nonexclusive, worldwide basis and expires in July 2001. The royalties payable by us under the license are based upon the number of images on the database and the number of clients accessing the server. As of February 29, 2000, we were actively using the technology licensed from Visionics in our products. We believe that, prior to expiration of the Visionics license, we will be able to either enter into a new license agreement with Visionics, obtain similar search engine technology from another third party or develop our own technology.

    We also license certain of our technology to third parties. For a one-time licensing fee of $1,961,039 received in 1997, we entered into a license agreement pursuant to which we granted Atlus Co., Ltd. an exclusive license (except with respect to the license granted to American Photo Booth, Inc.) to use our patents and related technology in the entertainment photo booth market and a nonexclusive license to use our patents and related technology in other markets. The patents licensed to Atlus relate to only two of the six modules of our C.R.I.M.E.S. suite of products, Suspect ID and Crime Lab. The remaining four modules of the C.R.I.M.E.S. suite of products are not based on the patents or technology which was the subject of this license agreement. The license agreement also required that we first offer to Atlus, at a price and at terms acceptable to us, the right to license all new technologies which we developed before we could license such new technology to any third party. Atlus, in turn, could only assign or sublicense its rights under the license agreement to an affiliate or subsidiary of Atlus.

    As of June 30, 1999, we entered into a settlement agreement and release with Atlus in which we assigned to Atlus certain patents that were previously subject to the license agreement mentioned above. In turn, Atlus has given us perpetual, nonexclusive licenses to such assigned patents to use for applications other than photo booth entertainment applications. The settlement agreement modifies the license agreement with Atlus in that those patents which were assigned to Atlus are no longer subject to the license agreement, and Atlus is now able to freely sublicense to third parties the patents and intellectual property which is still subject to the license agreement.

    Pursuant to a license agreement with Panasonic Computer Peripheral Company, Panasonic has the exclusive right to use our technology for the purpose of bundling it with its motion printers and distributing the bundled product in the United States and Canada. As of February 29, 2000, we had received payments from Panasonic under this agreement of approximately $277,000, and Panasonic had informed us that they have stopped using the technology for the time being. We also granted to American Photo Booths Inc. a non-exclusive license to make and sell entertainment photo booths using our "Color Masking" and "Object Layering" technology pursuant to a confidential license agreement dated as of August 28, 1999. We do not receive royalties under this license agreement. We believe certain of our patented technology may be currently used by third parties without licenses from us and we intend to seek to enter into license agreements with the parties similar to our arrangement with Panasonic.

RESEARCH AND DEVELOPMENT

    Our research and development team is made up of 11 programmers, engineers and other employees. We spent approximately $831,000 on research and development in 1998 and $1,200,000 in 1999. We continually work to increase the speed and accuracy of our existing suite of products. Our research and development efforts will continue to focus on technology and products for the law enforcement and public safety markets. We intend to use the proceeds of this offering to expand our research and development efforts related to other markets as well. Currently, our principal projects include:

    - Completing the development of the Crime Web product and enabling our existing products to allow facial images and associated data to be accessed over the Internet or an agency's Intranet.

    - Completing the development of our "real time" facial recognition application so that facial searches and resulting matches can be processed within seconds of initial image capture.

    - Adding wireless communications capabilities to our suite of products to allow for the transmissions of images and text between agencies and their officers in the field.

    - Developing a standard interface template to allow for easier integration of C.R.I.M.E.S. with the complementary applications of our strategic partners, such as jail management and record keeping programs.

EMPLOYEES

    As of February 29, 2000, we had a total of 52 full-time employees, including ten in sales and marketing, 24 in customer support and installation, eleven in research and development and seven in administration. Our employees are not covered by any collective bargaining agreement, and we have never experienced a work stoppage. We believe that our relations with our employees are good.

FACILITIES

    We conduct our operations from a 16,000-square-foot facility located in San Diego, California. The monthly rent for this facility is approximately $22,000. This lease expires on July 31, 2003. We believe this facility will meet our needs for the next three years and that additional space will be available on reasonable terms upon the expiration of our current lease or in the event we need to expand our facilities.

LEGAL PROCEEDINGS

    We are not aware of any pending legal proceedings against us that, individually or in the aggregate, would have a material adverse effect on our business, results of operations or financial condition.

CORPORATE INFORMATION

    ImageWare Systems, Inc. was incorporated in California in February 1987 as Practically Perfect Productions, Inc. and changed its name to ImageWare Software, Inc. in July 1992. We first focused on the law enforcement and public safety markets in 1994 and originally introduced our C.R.I.M.E.S. system in August 1995. We acquired XImage Corporation in January 1998. We changed our name to ImageWare Systems, Inc. in November 1999. Our headquarters are located at 10883 Thornmint Road, San Diego, California 92127, and our telephone number is
(858) 673-8600. Our website address is WWW.IWSINC.COM. Information contained on our website or any other website does not constitute a part of this prospectus.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

    Our directors, executive officers and key employees are as follows:

NAME                                      AGE                            POSITION
----                                    --------   ----------------------------------------------------
S. James Miller, Jr..................      46      Chairman, President and Chief Executive Officer

Wayne G. Wetherell...................      47      Vice President of Finance and Chief Financial
                                                   Officer

Paul J. Devermann....................      44      Vice President of Sales and Business Development

Patricia E. Ryan.....................      35      Director of Major Account Development

William J. Ibbetson..................      31      Chief Technical Officer

Patrick J. Downs.....................      63      Director

John L. Holleran.....................      73      Director

Yukuo Takenaka.......................      57      Director

    S. JAMES MILLER, JR. has served as our president and chief executive officer and as a director since 1990. From 1980 to 1990, Mr. Miller was an executive with Oak Industries, Inc., a manufacturer of components for the telecommunications industry. While at Oak Industries, Mr. Miller served as a director and as general counsel, corporate secretary and chairman/president of Oak Industries' Pacific Rim subsidiaries. Mr. Miller has a J.D. from the University of San Diego School of Law and a B.A. from the University of California, San Diego.

    WAYNE G. WETHERELL has served as our vice president of finance and chief financial officer since 1996. From 1991 to 1996, Mr. Wetherell was the vice president and chief financial officer of Bilstein Corporation of America, a manufacturer and distributor of automotive parts. Mr. Wetherell holds a B.S. in Management and a M.S. in Finance from San Diego State University.

    PAUL J. DEVERMANN has served as our vice president of sales and business development since 1997. From 1992 to 1997, Mr. Devermann was the managing director and founding partner of Intra-International Trade and Transactions, an international consulting and trading company which facilitates business transactions between the U.S. and Japanese companies. He holds a B.S. degree in Marketing from Northern Illinois University and an M.B.A. from the University of Puget Sound.

    PATRICIA E. RYAN has served as our director of major account development since 1994. From 1992 to 1994, Ms. Ryan was an account executive of Noble Broadcasting, Inc., where she was responsible for developing new business through vendor and event marketing campaigns. Ms. Ryan holds a B.S. in Business Administration and a B.A. in Economics from the University of New Hampshire.

    WILLIAM J. IBBETSON joined us in 1992 as a field support technician and has served as our chief technical officer since April 1996. Mr. Ibbetson holds a Certification in Computer Electronics Technology from Coleman College.

    PATRICK J. DOWNS was elected to the Board in August 1994. Since 1997,
Mr. Downs has been manager of Control Commerce, LLC, an Internet business. He is a founding shareholder of NTN Communications, Inc., a interactive gaming company whose common stock is listed on the American Stock Exchange, and served as its chairman and chief executive officer from 1983 to 1997.

    JOHN L. HOLLERAN was elected to the Board in May 1996. For the last five years, Mr. Holleran has been self-employed as a management and investment consultant.

    YUKUO TAKENAKA was elected to the Board in April 1997. Since 1989,
Mr. Takenaka has been president of Takenaka & Company LLC, an investment firm. Mr. Takenaka is a director of Atlus Dream Entertainment Co., Ltd., which is majority owned by Atlus Holding, a wholly owned subsidiary of our largest shareholder, Atlus Co., Ltd.

    We currently have four directors on our board and we intend to maintain at least two independent directors. Each director holds office until the next annual meeting of shareholders and until a successor is elected and qualified.

DIRECTOR COMPENSATION

    In January 1998, for past services rendered as directors, we issued 2,844 shares of common stock to S. James Miller, 2,844 shares to Patrick Downs, 2,654 shares to William Guthner, 1,327 shares to John Holleran and 569 shares to Yukuo Takenaka. Directors did not receive any other compensation in 1998. Beginning November 1999, directors who are not also employees will receive $12,000 annually in return for their services as directors, payable in cash or our common stock as determined by the company. We reimburse directors for travel and other out-of-pocket expenses incurred in attending shareholder, board and committee meetings. Directors are also entitled to receive options under the 1994 nonqualified stock option plan.

COMMITTEES OF THE BOARD OF DIRECTORS

    Our board of directors has a compensation committee consisting of Mr. Downs and Mr. Holleran and an audit committee consisting of Mr. Takenaka, Mr. Downs and Mr. Holleran, all of whom are independent directors. The compensation committee reviews and recommends to the board of directors the compensation and benefits of our officers, reviews general policy matters relating to compensation and benefits of our employees and administers the issuance of stock options and discretionary cash bonuses to our officers, employees, directors and consultants. The audit committee meets with management and our independent public accountants to determine the adequacy of our internal controls and other financial reporting matters. It is our intention to appoint only independent directors to the audit and compensation committees.

EXECUTIVE COMPENSATION

    The following table sets forth information regarding compensation awarded to, earned by or paid to our president and chief executive officer and executive officers whose annual compensation exceeded $100,000 in 1999 for all services rendered to us during 1999, 1998 and 1997.

                           SUMMARY COMPENSATION TABLE

                                                                                                LONG TERM
                                                                                               COMPENSATION
                                                       ANNUAL COMPENSATION                     ------------
                                         ------------------------------------------------       SECURITIES
                                                                             OTHER ANNUAL       UNDERLYING
NAME AND PRINCIPAL POSITION                YEAR      SALARY        BONUS     COMPENSATION       OPTIONS(#)
---------------------------              --------   --------      --------   ------------      ------------
S. James Miller, Jr. ..................    1999     $174,310           --       $ 9,000(3)        11,000
  President and Chief Executive Officer    1998      159,769           --         9,000(3)            --
                                           1997      156,445(1)   $15,000        10,320(2)(3)      9,479

Wayne G. Wetherell ....................    1999     $117,884           --            --            7,000
  Vice President of Finance and            1998      108,606           --            --            2,844
  Chief Financial Officer                  1997      108,127      $ 7,500       $ 1,320(2)        18,957

Paul J. Devermann .....................    1999     $112,593           --            --            7,000
  Vice President of Sales and              1998      101,300      $10,000            --            2,844
  Business Development                     1997       99,865           --            --           18,957

------------------------

(1) Includes cash and common stock.

(2) Includes a 401(k) matching contribution of $1,320.

(3) Includes an auto allowance of $750 per month.

OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth information regarding options granted to the following executive officers during the year ended December 31, 1999.

                                         NUMBER OF      PERCENT OF TOTAL
                                        SECURITIES      OPTIONS GRANTED
                                        UNDERLYING      TO EMPLOYEES IN    EXERCISE PRICE
NAME                                  OPTIONS GRANTED     FISCAL YEAR        ($/SHARE)      EXPIRATION DATE
----                                  ---------------   ----------------   --------------   ---------------
S. James Miller, Jr.................      11,000               4.0%             $8.00       Nov. 18, 2004

Wayne G. Wetherell..................       7,000               2.5%              8.00       Nov. 18, 2004

Paul J. Devermann...................       7,000               2.5%              8.00       Nov. 18, 2004

FISCAL YEAR END OPTION VALUES

    The following table sets forth information regarding the number and value of unexercised options held by the following executive officers on December 31, 1999. None of these executive officers exercised options to purchase common stock during 1999.

                                                    NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                     UNDERLYING OPTIONS           IN-THE-MONEY OPTIONS
                                                    AT FISCAL YEAR END(#)       AT FISCAL YEAR END($)(1)
                                                 ---------------------------   ---------------------------
NAME                                             EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                             -----------   -------------   -----------   -------------
S. James Miller, Jr............................    28,436         11,000          $77,486        $     0

Wayne G. Wetherell.............................    14,265         14,536           38,873         20,534

Paul J. Devermann..............................    14,265         14,536           38,873         20,534

------------------------


(1) Based on the estimated fair value of our common stock as of December 31, 1999, determined by our board of directors to be $8.00 per share.


STOCK OPTION PLANS

    We have three separate stock option plans: the 1994 employee stock option plan, the 1994 nonqualified stock option plan, and the 1999 stock option plan.

    The 1994 employee stock option plan is an incentive stock option plan which authorizes us to issue options to purchase up to 170,616 shares of our common stock to our officers and key employees. Under this plan, we have issued options to purchase 165,118 shares at a weighted average exercise price of $5.275 per share. The plan is administered by our board of directors. Subject to the provisions of this plan, the board determines who will receive options, the number of options granted, the manner of exercise and the exercise price of the options. The term of the options granted under the plan may not exceed ten years, or five years for options granted to an optionee owning more than 10% of our common stock. No options may be granted after August 31, 2004. The exercise price of the options granted under this plan must be equal to or greater than the fair market value of the shares of our common stock on the date the option is granted or, in the case of options granted to an optionee owning more than 10% of our voting stock, at a price equal to or greater than 110% of the fair market value of our common stock on the date the option is granted.

    The 1994 nonqualified stock option plan is a non-qualified stock option plan which authorizes us to issue options to purchase up to 18,957 shares of our common stock to our directors and consultants. Under this plan, we have issued options to purchase 16,493 shares at an exercise price of $8.00. The plan is administered by our board of directors. Subject to the provisions of this plan, the board determines who will receive options, the number of options granted, the manner of exercise and the exercise price of the options. The term of the options granted under the plan may not exceed five years. No options may be granted after August 31, 2004. The exercise price of the options granted under this plan must be equal to or greater than 85% of the fair market value of the shares of our common stock on the date the option is granted.

    The 1999 stock option plan is a combined incentive and non-qualified stock option plan which authorizes us to issue options to purchase up to 100,000 shares of our common stock. Under this plan, we have issued options to purchase 95,000 shares at $8.00 per share, including 11,000 options to Mr. Miller, 7,000 options to Mr. Wetherell and 7,000 options to Mr. Devermann. The plan is administered by our board of directors. Subject to the provisions of this plan, the board determines who will receive options, the number of options granted, the manner of exercise and the exercise price of the options. The term of the options granted under the plan may not exceed ten years, or five years for options granted to an optionee owning more than 10% of our voting stock. No additional options are currently available for issuance under this plan.

    The exercise price of an incentive stock option granted under the 1999 stock option plan must be equal to or greater than the fair market value of the shares of our common stock on the date the option is granted. The exercise price of a non-qualified option granted under this plan must be equal to or greater than 85% of the fair market value of the shares of our common stock on the date the option is granted. In either case, an option granted to an optionee owning more than 10% of our voting stock must have an exercise price equal to or greater than 110% of the fair market value of our common stock on the date the option is granted.

    Effective immediately upon the determination of the initial public offering price of the units in this offering, the 1999 stock option plan will be amended to authorize us to issue options to purchase an additional 150,000 shares of our common stock. We have entered into agreements with Mr. Miller, Mr. Wetherell and Mr. Devermann to grant them 64,000, 43,000 and 43,000 of these options, respectively, as of the determination of the initial public offering price of the units, at an exercise price equal to the initial public offering price of the units.

    In February 1999, all then-outstanding options were repriced so that the new exercise price of these options became $5.28 per share, as adjusted to reflect the 5.275-to-1 reverse stock split in November 1999. No outstanding options, except those issued pursuant to our qualified stock option plans, may be exercisable more than five years from the date of this offering.

EMPLOYMENT AGREEMENTS

    S. JAMES MILLER, JR. In September 1997, we entered into an amended employment agreement with Mr. Miller pursuant to which Mr. Miller will serve as our president and chief executive officer. This agreement is for an initial three-year term ending December 31, 2001, which period is renewed annually on January 1(st) of each year for a three-year term unless we give Mr. Miller one-year prior notice of termination. This agreement provides for annual base compensation in the amount of 155,000 which was increased by the compensation committee on August 30, 1999 to $185,000, which amount will be increased based on cost-of-living increases, and a $750 per month auto allowance. Under this agreement, we will reimburse Mr. Miller for reasonable expenses incurred in connection with our business. If we terminate Mr. Miller's employment without cause or if we move our principal offices out of San Diego, Mr. Miller will be entitled to a lump sum amount equal to the full amount of his base salary for the remainder of the term of the agreement. Upon a change in control of the company or a material reduction of Mr. Miller's duties by the board of directors, Mr. Miller may provide 30 days notice of the termination of his employment and will be entitled to his entire unpaid base salary for the remainder of the term of the agreement.

    WAYNE G. WETHERELL. On March 1, 1999, we entered into an amended employment agreement with Mr. Wetherell pursuant to which Mr. Wetherell will serve as our chief financial officer. This agreement is for a term ending April 30, 2002. This agreement provides for annual base salary in the amount of $112,144, which amount will be increased based on cost-of-living increases and may also be increased based on performance reviews. Currently, Mr. Wetherell's annual salary is $125,000. Under this agreement, we will reimburse Mr. Wetherell for reasonable expenses incurred in connection with our business. If we terminate Mr. Wetherell's employment without cause, Mr. Wetherell will be entitled to the full amount of his base salary for a period of one year after termination. Upon a change in control of the company or a material reduction of Mr. Wetherell's duties by the board of directors, Mr. Wetherell may provide
30 days notice of the termination of his employment and will be entitled to his entire unpaid base salary for a period of one year from the date of termination.

    PAUL J. DEVERMANN. On March 1, 1999, we entered into an amended employment agreement with Mr. Devermann pursuant to which Mr. Devermann will serve as our vice president of sales and business development. This agreement is for a term ending February 28, 2002. This agreement provides for annual base salary in the amount of $103,731, which amount will be increased based on cost-of-living increases and may also be increased based on performance reviews. Currently
Mr. Devermann's annual salary is $125,000. Under this agreement, we will reimburse Mr. Devermann for reasonable expenses incurred in connection with our business. If we terminate Mr. Devermann's employment without cause, Mr. Devermann will be entitled to a lump sum equal to the full amount of his base salary for a period of one year after termination. Upon a change in control of the company or a material reduction of Mr. Devermann's duties by the board of directors, Mr. Devermann may provide 30 days notice of the termination of his employment and will be entitled to his entire unpaid base salary for a period of one year from the date of termination.

                              CERTAIN TRANSACTIONS

TRANSACTIONS WITH DIRECTORS AND OFFICERS

    In connection with our acquisition of XImage in January 1998, we borrowed $700,000 from Imperial Bank. On September 18, 1998, we borrowed an additional $500,000 from Imperial Bank which has been paid in full. The maturity date of the outstanding balance of the $700,000 loan has been extended until March 3, 2000. Both of the loans were personally guaranteed by Mr. Miller, Mr. Wetherell and Mr. Devermann, and by William E. Guthner, one of our former directors. In consideration of these guarantees, we issued to each of Mr. Miller, Mr. Wetherell, Mr. Devermann and Mr. Guthner 27,014 shares of common stock, warrants to purchase 3,318 shares of common stock at $15.825 per share, and warrants to purchase 2,370 shares of common stock at $7.91 per share. These guarantees will be released upon payment of the outstanding loan from Imperial Bank. We intend to pay this loan in full with the proceeds of this offering.

    We have also entered into letter agreements with Mr. Miller, Mr. Wetherell and Mr. Devermann which provides that, immediately upon the determination of the initial public offering price of the units, we will grant them options to purchase common stock at an exercise price equal to the initial public offering price of the units, in return for services rendered. Under these agreements, we are obligated to grant 64,000 options to Mr. Miller, 43,000 options to Mr. Wetherell and 43,000 options to Mr. Devermann.

    Mr. Miller loaned us $267,500 pursuant to the terms of a convertible note dated June 15, 1995. This debt was incurred to meet working capital needs. The note provides for quarterly payments of interest at an annual rate of 8%, with the entire amount due and payable on June 15, 2000. The amount due under the note may be converted, at Mr. Miller's election, into units comprised of shares of Series B preferred stock and warrants to purchase common stock on the same terms as sold to our current Series B preferred shareholders in a 1995 private placement. If Mr. Miller converts the note, he will be entitled to any dividends which accrue on the Series B preferred stock after the date of conversion but not before.

    As of December 31, 1999, we have an outstanding debt of approximately $33,000 to Patrick J. Downs, a director of the company, pursuant to the terms of a convertible note dated June 15, 1995. This debt was incurred to meet working capital needs. The note provides for quarterly payments of interest at an annual rate of 8%, with the entire amount due and payable on June 15, 2000. The amount due under the note may be converted, at Mr. Downs election, into units comprised of shares of Series B preferred stock and warrants to purchase common stock on the same terms as sold to our current Series B preferred shareholders in a 1995 private placement. If Mr. Downs converts the note, he will be entitled to any dividends which accrue on the Series B preferred stock after the date of conversion but not before.

    We also have an outstanding debt of $55,000 to the Nossaman, Guthner, Knox & Elliot Profit Sharing & Savings Plan dated April 1, 1969 for the benefit of W.E. Guthner, Jr., our former director, pursuant to the terms of a promissory note dated November 5, 1998. This debt was incurred to meet working capital needs. The note provides for interest to accrue at the rate of 10% with a payment of principal and interest which was due on January 31, 1999. This note is secured by a security agreement granting a security interest in all of our assets. The William Guthner Estate has not enforced its rights with respect to repayment of the note. We intend to repay this obligation from the proceeds of this offering.

    We have entered into a letter agreement with Takenaka & Company LLC pursuant to which Takenaka & Company has agreed to assist us in communicating with Atlus, our largest shareholder. Pursuant to the terms of the letter agreement, Takenaka & Company LLC will be compensated for its services on an hourly basis ranging from $250 to $375 per hour depending on the level of experience of the professional staff involved. Mr. Takenaka is the president of Takenaka & Company LLC and one of our directors.

TRANSACTIONS WITH ATLUS CO., LTD.

    Atlus Co., Ltd., a Japanese corporation, beneficially owns approximately 31% of our common stock. In conjunction with an investment by Atlus in March of 1997, we entered into a securities purchase agreement and a license agreement with Atlus. The license agreement is described in "Business--Intellectual Property." The securities purchase agreement entitles Atlus to purchase, at the end of each quarter until the date of an initial public offering of our common stock, the number of warrants to purchase shares of common stock at $21.10 per share which, if exercised, would result in Atlus owning 33 1/3% of our outstanding common stock at the end of such quarter. The warrants granted to Atlus would be exercisable for a period of five years after their date of issuance. Atlus has not purchased any warrants under the securities purchase agreement.

    The securities purchase agreement also grants to Atlus a right of first refusal to participate, on a pro rata basis, in future securities offerings, and the right to approve of:

    - any changes to our articles of incorporation,

    - our obtaining a controlling interest in any other entity,

    - the sale of any of our intellectual property,

    - any change in the nature of our business, or

    - the encumbrance of any of our material assets.

The securities purchase agreement with Atlus will be terminated effective upon the completion of this offering.

TRANSACTION WITH PRESIDENT OF ATLUS

    Naoya Harano, the president of Atlus, loaned $1,250,000 to us pursuant to the terms of a convertible promissory note dated November 10, 1999. The convertible promissory note provides for payment upon the earlier of February 10, 2001 or five days after the completion of this offering. The repayment of the debt is in United States dollars, but the amount to be repaid will be adjusted based upon the change in the exchange rate between the United States dollar and the Japanese yen between the date of the promissory note and the date of repayment. Changes in the value of the yen relative to the U.S. dollar could cause currency transaction gains or losses. We may experience significant currency exchange transaction losses when it is time to repay such loan. To date, we have not hedged this loan transaction to protect us from risks associated with foreign currency fluctuations.

    If the convertible promissory note is not paid before April 1, 2000, the holder may convert the outstanding balance due into our common stock at $1.00 per share. The amount due under the convertible promissory note accrues interest at the rate of 10% per year. In connection with this loan, Mr. Harano received warrants to purchase 125,000 shares of our common stock exercisable at $6.00 per share. The note has been recorded net of a discount equal to the fair value allocated to the warrants issued of approximately $361,000, which will be amortized over the life of the note. These warrants are exercisable at any time after January 1, 2001 and before November 10, 2004.

    All future material transactions between us and our affiliates, including loans and forgiveness of loans, will be made or entered into on terms that are no less favorable to the company than those that can be obtained from unaffiliated third parties. In addition, these future transactions will be approved by a majority of our independent directors who do not have an interest in the transaction and who have access to legal counsel at our expense.

    All previous material transactions between us and our affiliates were ratified by a majority of our independent directors who did not have an interest in the transaction and who had access to legal counsel at our expense. There were at least two independent directors on our board at the time of all such transactions.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information regarding the beneficial ownership of our common stock as of February 29, 2000, and as adjusted to reflect the sale of 1,875,000 units in this offering, by:

    - each person or group of affiliated persons known to be the beneficial owner of more than 5% of our outstanding common stock,

    - each of our directors,

    - each our executive officers, and

    - all of our directors and executive officers as a group.

    As of such date, there were 1,161,802 shares of common stock outstanding before giving effect to the sale of units in the offering. The Company believes that, except as otherwise listed below, each named beneficial owner has sole voting and investment power with respect to the shares listed.

                                                                                  PERCENT OF SHARES
                                                                                  BENEFICIALLY OWNED
                                                                               ------------------------
                                                           NUMBER OF SHARES    BEFORE THIS   AFTER THIS
NAME AND ADDRESS OF BENEFICIAL OWNER (1)                  BENEFICIALLY OWNED    OFFERING      OFFERING
----------------------------------------                  ------------------   -----------   ----------
Atlus Co., Ltd..........................................       365,116(2)          30.7%         11.9%
S. James Miller, Jr.....................................       184,054(3)          15.1%          5.9%
R Squared Limited(4) ...................................         120,943           10.4%          4.0%
  c/o Royal Bank of Canada Trust Co.
  P.O. Box 1856
  Cardinal Avenue, George Town, Grand Cayman
  Cayman Islands, B.W.I.
Wayne G. Wetherell......................................        56,398(5)           4.7%          1.8%
Paul J. Devermann.......................................        53,649(6)           4.5%          1.8%
Patrick J. Downs........................................        61,426(7)           5.3%          2.0%
John L. Holleran........................................        10,332(8)           0.9%          0.3%
Yukuo Takenaka..........................................         4,076(9)           0.3%          0.1%
                                                              369,935(10)          28.7%         11.9%
All directors and executive officers as a group (6
  persons)..............................................

------------------------

(1) Unless otherwise indicated, the address of each person in this table is c/o ImageWare Systems, Inc., 10833 Thornmint Road, San Diego, California 92127.

(2) Includes 26,540 shares subject to warrants that are exercisable within 60 days. Atlus Co., Ltd. is a Japanese company publicly traded in Japan.

(3) Includes 60,663 shares subject to options, warrants or convertible securities that are exercisable or convertible within 60 days, and 9,479 shares held by members of Mr. Miller's immediate family.

(4) R Squared Limited is owned by a private trust whose ultimate beneficiary is the International Red Cross.

(5) Includes 26,635 shares subject to options or warrants that are exercisable within 60 days.

(6) Includes 26,635 shares subject to options or warrants that are exercisable within 60 days.

(7) Includes 7,397 shares subject to options or convertible securities that are exercisable or convertible within 60 days.

(8) Includes 2,370 shares subject to options that are exercisable within 60 days.

(9) Includes 3,507 shares subject to options that are exercisable or convertible within 60 days.

(10) Includes 127,207 shares subject to options, warrants or convertible securities that are exercisable or convertible within 60 days.

                           DESCRIPTION OF SECURITIES

    Upon completion of the offering, our authorized capital stock will consist of (1) 50,000,000 authorized shares of common stock, $0.01 par value, and
(2) 4,000,000 authorized shares of preferred stock, $0.01 par value, of which there will be 3,036,802 shares of common stock and 389,400 shares of preferred stock outstanding. The following description of our capital stock is a summary and is qualified by the provisions of our amended and restated articles of incorporation and our bylaws, copies of which have been filed as exhibits to the registration statement.

UNITS

    Each unit consists of one share of common stock and one public warrant to purchase an additional share of common stock. The common stock and warrants will trade only as a unit for at least 30 days following this offering. Paulson Investment Company, Inc. will then determine when the units separate, after which the common stock and the public warrants will trade separately.

COMMON STOCK

    Holders of our common stock are entitled to one vote for each share on all matters submitted to a shareholder vote and, in the election of directors, may upon proper notice cumulate their votes and cast them for one or more directors. Holders of common stock are entitled to share in dividends that the board of directors, in its discretion, declares from legally available funds. In the event of the liquidation or dissolution of the company, each outstanding share entitles its holder to a proportionate share of all assets that remain after payment of liabilities subject to the rights of any outstanding preferred stock.

    Holders of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock. The rights of the holders of common stock are subject to the rights of holders of preferred stock. All outstanding shares of common stock are, and the shares underlying all options and public warrants will be, duly authorized, validly issued, fully paid and non-assessable upon our issuance of such shares.

PREFERRED STOCK

    Our amended and restated articles of incorporation provide for the issuance of up to 750,000 shares of Series B preferred stock. As of the date of this prospectus, there are 389,400 outstanding shares of Series B preferred stock. The Series B preferred stock have rights and preferences which are superior to the rights of the holders of our common stock. These rights and preferences include the right to receive a cumulative cash dividend at the rate of $0.2125 per share per year, a preference in the distribution of our assets over the holders of common stock in event of the liquidation or dissolution of the company, the right to convert to shares of common stock, and the right to elect a director in the event we are in default of the provisions of the amended and restated articles of incorporation with respect to the Series B preferred stock. Subject to certain limitations prescribed by law and the rights and preferences of the Series B preferred stock, our board of directors is authorized from time to time to issue up to an aggregate of 3,610,600 shares of our preferred stock.

    Each new series of preferred stock may have different rights and preferences that may be established by our board of directors. The rights and preferences of future series of preferred stock may include:

    - number of shares to be issued;

    - dividend rights and dividend rates;

    - right to convert the preferred stock into a different type of security;

    - voting rights attributable to the preferred stock;

    - right to receive preferential payments upon a liquidation of the company;

    - right to set aside a certain amount of assets for payments relating to the preferred stock; and

    - prices to be paid upon redemption of the preferred stock.

PUBLIC WARRANTS

    GENERAL

    Each public warrant entitles the holder to purchase one share of our common stock at an exercise price per share of 120% of the initial public offering price of the units during the first year after the offering and 150% of the initial public offering price of the units thereafter. The exercise price is subject to adjustment upon the occurrence of certain events as provided in the public warrant certificate and summarized below. Our public warrants may be exercised at any time during the period commencing 30 days after this offering and ending on the fifth anniversary date of the closing of the offering, which is the expiration date. Those of our public warrants which have not previously been exercised will expire on the expiration date. A public warrant holder will not be deemed to be a holder of the underlying common stock for any purpose until the public warrant has been properly exercised.

    SEPARATE TRANSFERABILITY

    Our public warrants will trade only as a unit for a period of at least 30 days following this offering. Paulson Investment Company, Inc. will then determine when the units separate, after which the common stock and the public warrants will trade separately.

    REDEMPTION

    We have the right, commencing six months after the closing of this offering, to redeem the public warrants issued in the offering at a redemption price of $0.25 per public warrant after providing 30 days prior written notice to the public warrant holders, if the average closing bid price of the common stock equals or exceeds 200% of the initial public offering price of the units for ten consecutive trading days ending prior to the date of the notice of redemption. We will send the written notice of redemption by first class mail to public warrant holders at their last known addresses appearing on the registration records maintained by the transfer agent for our public warrants. No other form of notice or publication or otherwise will be required. If we call the public warrants for redemption, they will be exercisable until the close of business on the business day next preceding the specified redemption date.

    EXERCISE

    A public warrant holder may exercise our public warrants only if an appropriate registration statement is then in effect with the Securities and Exchange Commission and if the shares of common stock underlying our public warrants are qualified for sale under the securities laws of the state in which the holder resides.

    Our public warrants may be exercised by delivering to our transfer agent the applicable public warrant certificate on or prior to the expiration date or the redemption date, as applicable, with the form on the reverse side of the certificate executed as indicated, accompanied by payment of the full exercise price for the number of public warrants being exercised. Fractional shares will not be issued upon exercise of our public warrants.

    ADJUSTMENTS OF EXERCISE PRICE

    The exercise price is subject to adjustment if we declare any stock dividend to shareholders or effect any split or share combination with respect to our common stock. Therefore, if we effect any stock split or stock combination with respect to our common stock, the exercise price in effect immediately prior to such stock split or combination will be proportionately reduced or increased, as the case may be. Any adjustment of the exercise price will also result in an adjustment of the number of shares purchasable upon exercise of a public warrant or, if we elect, an adjustment of the number of public warrants outstanding.

PRIOR WARRANTS

    As of the date of this prospectus, we had issued and outstanding warrants to purchase 328,662 shares of our common stock at a weighted average exercise price of $9.34, the forms of which have been filed as exhibits to the registration statement. These warrants include warrants issued to Imperial Bank to purchase 13,586 shares of our common stock. These warrants grant to Imperial Bank the right to require us to purchase such warrants from Imperial Bank for $70,000 on or after January 15, 2001 or within 20 days after a merger, consolidation or sale of assets of the company or the liquidation, dissolution or winding up of the company. No issued and outstanding warrants are exercisable more than five years from the date of this offering.

REGISTRATION RIGHTS

    GENERAL

    We have granted certain registration rights with respect to 505,176 of our securities. We will pay for all expenses incurred in connection with these registrations, other than underwriting discounts and commissions. The following is only a summary of certain of the terms and conditions of the agreements involving parties which have registration rights. Copies of the actual agreements have been filed with the Securities and Exchange Commission as exhibits to the registration statement. Holders of registration rights with respect to 441,312 of our securities have waived such registration rights for at least six months following the completion of this offering.

    GRANTED TO THE SERIES B PREFERRED SHAREHOLDERS IN A 1995 PRIVATE PLACEMENT

    We granted demand and incidental registration rights to our Series B preferred shareholders with respect to the shares underlying the Series B preferred shares and warrants issued to them in connection with the 1995 private placement of our Series B units. Holders of Series B preferred shares may demand to have our common stock underlying their Series B preferred shares registered at any time after completion of this offering and before April 30, 2000. The Series B warrants have expired. Additionally, if we register an issuance of any of our equity securities, other than shares issuable under employee stock option plans, at any time prior to April 30, 2000, the Series B preferred shareholders may request that such underlying common stock be included in the registration. However, holders of Series B preferred shares convertible, as of February 29, 2000, into 67,675 shares of common stock agreed to waive such registration rights for six months following completion of this offering.

    GRANTED TO ATLUS

    We also granted demand and incidental registration rights to Atlus with respect to all shares held by Atlus pursuant to the securities purchase agreement with Atlus. The securities purchase agreement with Atlus will be terminated effective upon the completion of this offering.

    GRANTED TO FORMER XIMAGE SHAREHOLDERS

    The former XImage shareholders have also been granted demand and incidental registration rights with respect to 71,090 shares underlying the warrants held by them. The holders of a majority of all registrable securities owned by these shareholders may demand registration for the resale of any or all of their shares at any time after this offering and before November 30, 2003. Additionally, if we register an issuance of our equity securities, other than shares issuable under our employee stock option plans at any time prior to November 30, 2003, these holders may request to include their shares in the registration. However, holders of warrants with respect to 53,341 shares underlying the warrants agreed to waive such registration rights for one year following the completion of this offering.

    GRANTED TO FORMER XIMAGE OFFICERS, NOTEHOLDERS AND OTHER INVESTORS

    We have also granted certain former XImage officers, noteholders and other investors "piggyback" registration rights under which they can request to be included in a registration of our securities, other than a registration of shares issuable under an employee stock option plan.

    GRANTED TO OFFICERS, DIRECTORS AND OTHER PARTIES

    Mr. Miller, Mr. Wetherell, Mr. Devermann and the William Guthner estate have the same registration rights as the former XImage Shareholders described above. Mr. Miller, Mr. Wetherell and Mr. Devermann have agreed not to make a demand for registration for a period of at least one year after this offering.

    Mr. Miller and Mr. Downs also have registration rights with respect to their convertible promissory notes. These registration rights are identical to the registration rights which have been granted to the Series B preferred shareholders as described above.

    William Guthner and related parties converted their convertible promissory notes in December 1997 into shares of Series B preferred stock and warrants to purchase common stock. The registration rights granted to these parties, which apply to the shares and warrants they received upon conversion of their convertible notes, are identical to the registration rights which have been granted to the Series B preferred shareholders as described above.

    GRANTED TO IMPERIAL BANK

    In January 1998 and September 1998, in connection with the credit line extended to us, we granted demand and incidental registration rights to Imperial Bank with respect to shares of common stock underlying the warrants held by Imperial Bank. Imperial Bank has the same registration rights as the Series B preferred shareholders in the 1995 private placement described above. Imperial Bank has agreed not to make a demand for registration for a period of at least one year after this offering.

    GRANTED TO PAULSON AND I-BANKERS

    We have entered into a warrant agreement with Paulson Investment
Company, Inc. and I-Bankers Securities, Inc. as representatives of the underwriters of this offering. These representatives' warrants, as well as the shares of common stock and warrants included in the units issuable upon exercise of the representatives' warrants, are being registered on the registration statement. We will cause the registration statement to remain effective until the earlier of the time that all of the representatives' warrants have been exercised and the date which is five years after the effective date of the offering. The common stock and warrants issued to the representatives upon exercise of these warrants will be freely tradable. All expenses incurred in connection with the registration of the shares of common stock and warrants included in the units issuable upon the exercise of the representatives' warrants will be borne by us. Under the warrant agreement, the parties will also be bound by standard indemnification and contribution provisions with respect to the registration of the warrant shares issuable upon the exercise of the representatives' warrants.

    GRANTED TO R SQUARED LIMITED

    In connection with a loan made to us, R Squared Limited has also been granted the right to include their shares in any registration made by us. R Squared Limited has agreed to waive such registration rights for one year following the completion of this offering.

    GRANTED TO THE PRESIDENT OF ATLUS

    In connection with a loan made to us, Mr. Harano has been issued warrants to purchase common stock. Mr. Harano has been granted the same demand and incidental registration rights with respect the common stock underlying these warrants as we have granted to the former XImage shareholders. Mr. Harano has agreed to waive such registration rights for one year following the completion of this offering.

TRANSFER AGENT AND PUBLIC WARRANT AGENT

    The transfer agent for our common stock, units and public warrants is American Securities Transfer & Trust, Inc., Denver, Colorado.

                        SHARES ELIGIBLE FOR FUTURE SALE

THIS OFFERING

    Upon completion of the offering, we expect to have 3,036,802 shares of common stock outstanding, assuming no exercise of outstanding options or warrants, or 3,318,052 shares if the over-allotment is exercised in full. Of these shares, the 1,875,000 shares of common stock issued as part of the units sold in the offering will be freely tradeable without restrictions or further registration under the Securities Act of 1933, except that any shares purchased by our "affiliates", as that term is defined under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 under the Securities Act. The 1,875,000 shares of common stock underlying the public warrants issued as part of the units sold in this offering will also be freely tradeable, except for shares purchased by our affiliates. As of the date of this prospectus, there are approximately 104 holders of our common stock.

OUTSTANDING RESTRICTED STOCK

    The remaining 1,161,802 outstanding shares of common stock are restricted securities within the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption from registration offered by Rule 144. Holders of 916,263 of our outstanding restricted shares of common stock have agreed not to sell or otherwise dispose of any of their shares of common stock for a period of one year after completion of the offering, without the prior written consent of Paulson Investment Company, Inc., subject to certain limited exceptions. Prior to the expiration of this lock-up period, 245,539 shares of our outstanding restricted common stock may be sold in the public market pursuant to Rule 144. After the expiration of this lock-up period, or earlier with the prior written consent of Paulson Investment Company, Inc., all 1,161,802 of these outstanding restricted shares may be sold in the public market pursuant to Rule 144.

    In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year, including a person who may be deemed to be our affiliate, may sell within any three-month period a number of shares of common stock that does not exceed a specified maximum number of shares. This maximum is equal to the greater of 1% of the then outstanding shares of our common stock or the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the sale. Sales under Rule 144 are also subject to restrictions relating to manner of sale, notice and availability of current public information about us. In addition, under Rule 144(k) of the Securities Act, a person who is not our affiliate, has not been an affiliate of ours within three months prior to the sale and has beneficially owned shares for at least two years would be entitled to sell such shares immediately without regard to volume limitations, manner of sale provisions, notice or other requirements of Rule 144.


SERIES B PREFERRED STOCK


    As of February 29, 2000, we had 389,400 shares of Series B preferred stock outstanding. These shares, plus accrued but unpaid dividends, are convertible at the option of the holders into an aggregate of approximately 88,314 shares of our common stock. Any shares issued upon the conversion of the Series B preferred stock will be eligible for sale pursuant to Rule 144, except that 298,400 of these shares are subject to lockup agreements for a period of six months after the completion of this offering.

OPTIONS

    Beginning 90 days after the date of this prospectus, certain shares issued or issuable upon the exercise of options granted by us prior to the date of this prospectus will also be eligible for sale in the public market pursuant to Rule 701 under the Securities Act of 1933, except that 268,081 of these shares are subject to the lock-up agreements for a period of one year after completion of this offering. Pursuant to Rule 701, persons who purchase shares upon exercise of options granted under a written compensatory plan or contract may sell such shares in reliance on Rule 144 without having to comply with the holding period requirements of Rule 144, and in the case of non-affiliates, without having to comply with the public information, volume limitation or notice provisions of Rule 144. As of February 29, 2000, we had options outstanding to purchase 276,611 shares of common stock which have not been exercised and which become exercisable at various times in the future. Any shares issued upon the exercise of these options will be eligible for sale pursuant to Rule 701.

    We intend to file registration statements on Form S-8 under the Securities Act to register approximately 7,962 shares of our common stock issuable under our stock option plans. These registration statements are expected to be filed within three to six months after the completion of this offering. Shares of common stock registered under these registration statements will be available for resale in the public market, subject to Rule 144 volume limitations applicable to our affiliates and to the lock-up agreements which will be in effect for a period of one year after the completion of this offering.

WARRANTS

    As of February 29, 2000, we had warrants outstanding to purchase 328,662 shares of common stock which have not been exercised and which become exercisable at various times in the future. Any shares issued upon the exercise of these warrants will be eligible for sale pursuant to Rule 144, except that 278,193 of these shares are subject to the lock-up agreements for a period of one year after the completion of this offering.

REPRESENTATIVES' WARRANTS

    In connection with the offering, we have agreed to issue to the representatives of the underwriters warrants to purchase 181,339 units. This number is equal to 10% of the number of units being offered by this prospectus, excluding over-allotment shares, less certain warrants previously granted to a finder. The representatives' warrants will be exercisable into units at any time during the four-year period commencing one year after the effective date of the offering. We will cause the registration statement to remain effective until the earlier of the time that all of the representatives' warrants have been exercised and the date which is five years after the effective date of the offering. The common stock and warrants issued to the representatives upon exercise of these warrants will be freely tradable.

REGISTRATION RIGHTS

    As of February 29, 2000, holders of approximately 505,176 shares of our outstanding or issuable common stock had the right to include their shares in registration statements relating to our securities or to require us to register their shares. Holders of 441,312 of these shares, have agreed to waive these registration rights for at least six months following the completion of this offering or shorter as determined by Paulson Investment Company, Inc. Holders of registration rights may cause the price of our common stock to fall by exercising their registration rights and causing a large number of shares to be registered and sold in the public market. In addition, any demand for future registration of these shares could have a material adverse effect on our ability to raise needed capital.

    Prior to the offering, there has been no public market for our common stock and there can be no assurance that a significant public market for the common stock will develop or be sustained after the offering.

                                  UNDERWRITING

    Paulson Investment Company, Inc. and I-Bankers Securities, Inc. are acting as representatives of the underwriters. We and the underwriters named below have entered into an underwriting agreement with respect to the units being offered. In connection with this offering and subject to certain conditions, each of the underwriters named below has severally agreed to purchase, and we have agreed to sell, the number of units set forth opposite the name of each underwriter.


UNDERWRITERS                                                  NUMBER OF UNITS
------------                                                  ---------------
Paulson Investment Company, Inc.............................     1,400,000
I-Bankers Securities, Inc...................................       300,000
marion bass securities corporation..........................       175,000
                                                                 ---------
  Total.....................................................     1,875,000


    The underwriting agreement provides that the underwriters are obligated to purchase all of the units offered by this prospectus, other than those covered by the over-allotment option, if any units are purchased. The underwriting agreement also provides that the obligations of the several underwriters to pay for and accept delivery of the units are subject to the approval of certain legal matters by counsel and certain other conditions. These conditions include the requirements that no stop order suspending the effectiveness of the registration statement be in effect and that no proceedings for such purpose have been instituted or threatened by the Securities and Exchange Commission.


    The representatives have advised us that the underwriters propose to offer our units to the public initially at the offering price set forth on the cover page of this prospectus and to selected dealers at such price less a concession of not more than $0.32 per unit. The underwriters and selected dealers may reallow a concession to other dealers, including the underwriters, of not more than $0.10 per unit. After completion of the initial public offering of the units, the offering price, the concessions to selected dealers and the reallowance to their dealers may be changed by the underwriters.


    The underwriters have informed us that they do not expect to confirm sales of our units offered by this prospectus to any accounts over which they exercise discretionary authority.

    OVER-ALLOTMENT OPTION


    Pursuant to the underwriting agreement, we have granted Paulson Investment Company, Inc. an option, exercisable for 45 days from the date of this prospectus, to purchase up to an additional 281,250 units on the same terms as the units being purchased by the underwriters from us. Paulson Investment Company, Inc. may exercise the option solely to cover over-allotments, if any, in the sale of the units that the underwriters have agreed to purchase. If the over-allotment option is exercised in full, the total public offering price, underwriting discounts and commissions, and proceeds to the company before offering expenses will be $17,250,000, $1,250,625 and $15,999,375, respectively.


    STABILIZATION

    Until the distribution of the units offered by this prospectus is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for and purchase units. As an exception to these rules, the underwriters may engage in transactions that stabilize the price of the units. Paulson Investment Company, Inc., on behalf of the underwriters, may engage in over-allotment sales, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

    - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

    - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

    - Syndicate covering transactions involve purchases of the common stock and public warrants in the open market after the distribution has been completed in order to cover syndicate short positions. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option to purchase additional units as described above.

    - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the units originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

    In general, the purchase of a security to stabilize or to reduce a short position could cause the price of the security to be higher than it might be otherwise. These transactions may be effected on the American Stock Exchange or otherwise. Neither we nor the underwriters can predict the direction or magnitude of any effect that the transactions described above may have on the price of the units. In addition, neither we nor the underwriters can represent that the underwriters will engage in these types of transactions or that these types of transactions, once commenced, will not be discontinued without notice.

    INDEMNIFICATION

    The underwriting agreement provides for indemnification between us and the underwriters against specified liabilities, including liabilities under the Securities Act, and for contribution by us and the underwriters to payments that may be required to be made with respect to those liabilities. We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities under the Securities Act of 1933 is against public policy as expressed in the Securities Act and is therefore unenforceable.

    UNDERWRITERS' COMPENSATION


    We have agreed to sell the units to the underwriters at the initial offering price of $8.00, less the 7.25% underwriting discount. The underwriting agreement also provides that upon the closing of the sale of the units offered, Paulson Investment Company, Inc. will be paid a nonaccountable expense allowance equal to two percent of the gross proceeds from the sale of the units offered by this prospectus, including the over-allotment option.


    We have also agreed to issue warrants to the representatives to purchase from us up to 181,339 units at an exercise price per unit equal to 120% of the offering price per unit. These warrants are exercisable during the four-year period beginning one year from the date of effectiveness of the registration statement. These warrants, and the securities underlying the warrants, are not transferable for one year following the effective date of the registration, except to an individual who is an officer or partner of an underwriter, by will or by the laws of descent and distribution, and are not redeemable. These warrants will have registration rights. We will cause the registration statement to remain effective until the earlier of the time that all of the representatives' warrants have been exercised and the date which is five years after the effective date of the offering. The common stock and warrants issued to the representatives upon exercise of these warrants will be freely tradable.

    The holders of the representatives' warrants will have, in that capacity, no voting, dividend or other shareholder rights. Any profit realized by the representatives on the sale of the securities issuable upon exercise of the representatives' warrants may be deemed to be additional underwriting compensation. The securities underlying the representatives' warrants are being registered on the registration statement. During the term of the representatives' warrants, the holders thereof are given the opportunity to profit from a rise in the market price of our common stock. We may find it more difficult to raise additional equity capital while the representatives' warrants are outstanding. At any time at which the representatives' warrants are likely to be exercised, we may be able to obtain additional equity capital on more favorable terms.

    LOAN BY CHESTER PAULSON

    Chester L.F. Paulson, the chairman and indirect majority shareholder of Paulson Investment Company, Inc., loaned $500,000 to us pursuant to a promissory note and loan agreement dated November 24, 1999. Mr. Paulson has borrowed the $500,000 which he has loaned to us from U.S. Bank National Association. Paulson Investment Company, Inc. has agreed to indemnify Mr. Paulson against any default by us. We are paying Paulson Investment Company, Inc. a $75,000 loan fee.


    We must repay the loan to Mr. Paulson upon the earlier of a demand for payment by U.S. Bank, the completion of this offering, or April 3, 2000. If this offering is not completed, we must offer to pay Paulson Investment
Company, Inc. from the proceeds of any other financing in excess of $575,000 which we complete prior to December 31, 2000. The amount due under the promissory note accrues interest at the same variable rate of interest which Mr. Paulson must pay U.S. Bank, which is based on the prime lending rate. The initial interest rate is 9%.


    LOCK-UP AGREEMENT

    Our officers and directors have agreed that for a period of one year, and certain of our shareholders have agreed for a period of at least six months, from the date this registration statement becomes effective that they will not sell, contract to sell, grant any option for the sale or otherwise dispose of any of our equity securities, or any securities convertible into or exercisable or exchangeable for our equity securities, other than through intra-family transfers or transfers to trusts for estate planning purposes, without the consent of Paulson Investment Company, Inc., as a representative of the underwriters, which consent will not be unreasonably withheld.

    EXPENSES

    The following table sets forth an itemization of all expenses we will pay in connection with the issuance and distribution of the securities being registered. Except for the SEC registration fee, the NASD filing fee and The American Stock Exchange listing fee, the amounts listed below are estimates:

NATURE OF EXPENSE                                              AMOUNT
-----------------                                             --------
SEC registration fee........................................  $ 15,525
NASD filing fees............................................     6,381
The American Stock Exchange listing fee.....................    38,000
Accounting fees and expenses................................   200,000
Legal fees and expenses.....................................   300,000
Director and officer insurance expenses.....................    85,000
Printing and related expenses...............................   170,000
Blue sky legal fees and expenses............................    65,000
Transfer agent fees and expenses............................     1,250
Miscellaneous expenses......................................    25,044
                                                              --------
  TOTAL.....................................................  $906,200

    In addition, we have been advised that Paulson Investment Company, Inc. will pay $50,000 to J. Michael Reisert for services as a finder in connection with the offering. This payment, payable only if the offering is completed, is the customary fee paid to a third party who introduces a company to an underwriter.

    DETERMINATION OF OFFERING PRICE

    Before this offering, there has been no public market for the units and the common stock and public warrants contained in the units. Accordingly, the initial public offering price of the units offered by this prospectus and the exercise price of the public warrants were determined by negotiation between us and the underwriters. Among the factors considered in determining the initial public offering price of the units and the exercise price of the public warrants were:

    - our history and our prospects,

    - the industry in which we operate,

    - the status and development prospects for our proposed products and services,

    - our past and present operating results,

    - the previous experience of our executive officers, and

    - the general condition of the securities markets at the time of this offering.

    The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the units. That price is subject to change as a result of market conditions and other factors, and we cannot assure you that the units, or the common stock and public warrants contained in the units, can be resold at or above the initial public offering price.

                                 LEGAL MATTERS

    The validity of the securities being offered hereby will be passed upon on our behalf by Luce, Forward, Hamilton & Scripps LLP, 600 West Broadway, Suite 2600, San Diego, CA 92101. Certain legal matters will be passed upon for the underwriters by Tonkon Torp LLP, 1600 Pioneer Tower, 888 SW Fifth Avenue, Portland, Oregon 97204.

                                    EXPERTS

    The financial statements for the years ended December 31, 1999 and 1998 included in this prospectus have been included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

    We have filed a registration statement on Form SB-2 under the Securities Act with the Securities and Exchange Commission with respect to the units offered hereby. This prospectus does not contain all of the information contained in the registration statement and the exhibits to the registration statement. Statements made in this prospectus concerning any contracts, agreements or documents are not necessarily complete. We refer you to the copies of these contracts, agreements and documents filed as exhibits to the registration statement. These statements are qualified in all respects by this reference to these exhibits.

    The registration statement and the exhibits and schedules thereto filed with the Securities and Exchange Commission may be inspected by you at the Securities and Exchange Commission's principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the commissions' regional offices located at Seven World Trade Center, 13(th)Floor, New York, New York 10048 and 500 West Madison Street, Suite 11400, Chicago, Illinois 60661. The commission also maintains a website (http://www.sec.gov) that contains reports, proxy statements and information statements and other information regarding registrants that file electronically with the Commission. For further information pertaining to us and the units offered by this prospectus, reference is made to the registration statement.

    We intend to furnish our shareholders with annual reports containing financial statements audited by our independent accountants.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
IMAGEWARE SYSTEMS, INC.:

Report of Independent Accountants...........................  F-2

Consolidated Balance Sheets as of December 31, 1998 and
  1999......................................................  F-3

Consolidated Statements of Operations for the Years Ended
  December 31, 1998 and 1999................................  F-4

Consolidated Statements of Shareholders' Equity (Deficit)
  for the Years Ended December 31, 1998 and 1999............  F-5

Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1998 and 1999................................  F-6

Notes to Consolidated Financial Statements..................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
ImageWare Systems, Inc.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of ImageWare Systems, Inc. and its subsidiary at December 31, 1998 and 1999 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a negative working capital that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          PricewaterhouseCoopers LLP

San Diego, California
February 25, 2000

                            IMAGEWARE SYSTEMS, INC.

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1998 AND 1999

                                                                  1998           1999
                                                              ------------   ------------
                                         ASSETS

Current assets
  Cash......................................................  $     45,793   $    156,063
  Accounts receivable, net..................................       931,654      2,919,857
  Inventories...............................................        43,386        112,250
  Other current assets......................................       256,838        183,062
                                                              ------------   ------------
      Total current assets..................................     1,277,671      3,371,232
Property and equipment, net.................................       269,594        191,798
Intangible assets, net of accumulated amortization of
  $1,190,183 in 1998 and $2,172,888 in 1999.................     2,836,740      2,346,557
                                                              ------------   ------------
                                                              $  4,384,005   $  5,909,587
                                                              ============   ============

                          LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities
  Accounts payable..........................................  $  1,030,716   $  1,624,940
  Deferred revenue..........................................       421,351        853,003
  Accrued expenses..........................................     1,342,901      2,226,876
  Deferred compensation.....................................       261,015        294,330
  Accrued interest..........................................       300,440        437,244
  Notes payable to bank.....................................       700,000        500,000
  Notes payable to related parties..........................       299,775      1,719,047
                                                              ------------   ------------
      Total current liabilities.............................     4,356,198      7,655,440
Notes payable to bank, net of current portion...............       500,000             --
Notes payable to related parties, net of current portion....       973,172        924,542
                                                              ------------   ------------
Total liabilities...........................................     5,829,370      8,579,982
                                                              ------------   ------------
Commitments and contingencies

Shareholders' deficit
  Preferred stock, $.01 par value, authorized
    4,000,000 shares........................................
    Series B convertible redeemable preferred stock,
      designated 750,000 shares, 389,400 shares issued and
      outstanding, $973,500 liquidation preference..........         3,894          3,894
  Common stock, $.01 par value, 50,000,000 shares
    authorized, 899,081 and 1,161,802 shares issued and
    outstanding.............................................         8,991         11,618
  Additional paid-in capital................................    14,792,783     16,599,720
  Accumulated deficit.......................................   (16,251,033)   (19,285,627)
                                                              ------------   ------------
      Total shareholders' deficit...........................    (1,445,365)    (2,670,395)
                                                              ------------   ------------
                                                              $  4,384,005   $  5,909,587
                                                              ============   ============

  The accompanying notes are an integral part of these consolidated financial statements.

                            IMAGEWARE SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999

                                                                 1998          1999
                                                              -----------   -----------
REVENUES
  Product...................................................  $ 2,708,856   $ 4,276,201
  Maintenance...............................................    1,307,286     1,404,709
  License and other.........................................      220,175       210,567
                                                              -----------   -----------
                                                                4,236,317     5,891,477
COST OF REVENUES
  Product...................................................    1,354,920     1,896,916
  Maintenance...............................................    1,065,740       862,816
                                                              -----------   -----------
    Gross margin............................................    1,815,657     3,131,745
                                                              -----------   -----------
Operating, general and administrative expenses..............    2,265,312     2,531,079
Sales and marketing expenses................................      960,246     1,024,224
Research and development expenses...........................      831,034     1,150,914
Depreciation and amortization...............................      988,838     1,096,484
                                                              -----------   -----------
                                                                5,045,430     5,802,701
                                                              -----------   -----------
    Loss from operations....................................   (3,229,773)   (2,670,956)
                                                              -----------   -----------
Interest expense, net.......................................      204,287       363,638
                                                              -----------   -----------
    Loss before income taxes................................   (3,434,060)   (3,034,594)
                                                              -----------   -----------
Provision for income taxes..................................           --            --
                                                              -----------   -----------
    Net loss................................................  $(3,434,060)  $(3,034,594)
                                                              ===========   ===========
Net loss per common share (see Note 2)......................  $     (4.08)  $     (3.07)
                                                              ===========   ===========
Basic and diluted common shares.............................      861,875     1,016,399
                                                              ===========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                            IMAGEWARE SYSTEMS, INC.

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999

                                SERIES B
                              CONVERTIBLE,
                               REDEEMABLE
                                PREFERRED            COMMON STOCK       ADDITIONAL
                           -------------------   --------------------     PAID-IN     ACCUMULATED
                            SHARES     AMOUNT     SHARES      AMOUNT      CAPITAL       DEFICIT         TOTAL
                           --------   --------   ---------   --------   -----------   ------------   -----------
Balance at December 31,
  1997...................  389,400     $3,894      845,163   $ 8,452    $14,296,302   $(12,816,973)  $ 1,491,675
Issuance of common stock
  for loan guarantees....       --         --       44,866       449        359,571             --       360,020
Issuance of common stock
  for payment of Board
  fees...................       --         --       10,236       102        161,898             --       162,000
Repurchase of shares.....       --         --       (1,184)      (12)       (24,988)            --       (25,000)
Net loss.................       --         --           --        --             --     (3,434,060)   (3,434,060)
                           -------     ------    ---------   -------    -----------   ------------   -----------
Balance at December 31,
  1998...................  389,400      3,894      899,081     8,991     14,792,783    (16,251,033)   (1,445,365)
Issuance of common stock
  for loan guarantees....       --         --       73,466       735        348,044             --       348,779
Issuance of common stock
  for cash...............       --         --       47,393       473        374,527             --       375,000
Conversion of note
  payable to common
  stock..................       --         --      141,862     1,419        738,290             --       739,709
Financing commission.....       --         --           --        --        (15,000)            --       (15,000)
Detachable warrants
  issued with debt.......       --         --           --        --        361,076             --       361,076
Net loss.................       --         --           --        --             --     (3,034,594)   (3,034,594)
                           -------     ------    ---------   -------    -----------   ------------   -----------
Balance at December 31,
  1999...................  389,400     $3,894    1,161,802   $11,618    $16,599,720   $(19,285,627)  $(2,670,395)
                           =======     ======    =========   =======    ===========   ============   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                            IMAGEWARE SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999

                                                                 1998          1999
                                                              -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss..................................................  $(3,434,060)  $(3,034,594)
  Adjustments to reconcile net loss to net cash used by
    operating activities
    Depreciation and amortization...........................      988,838     1,096,484
    Deferred revenue........................................     (431,271)      431,652
    Noncash compensation and fees...........................      522,020       423,488
    Change in assets and liabilities
      Accounts receivable, net..............................       40,482    (1,988,203)
      Inventory.............................................       69,895       (68,864)
      Other current assets..................................      114,313        73,776
      Other long-term assets................................           --      (492,883)
      Accounts payable......................................      292,320       594,224
      Accrued expenses......................................     (165,925)      917,271
      Accrued interest......................................       61,344       168,902
                                                              -----------   -----------
        Total adjustments...................................    1,492,016     1,155,847
                                                              -----------   -----------
        Net cash used by operating activities...............   (1,942,044)   (1,878,747)
                                                              -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property and equipment........................      (68,991)      (35,983)
  Acquisition of business, net of cash acquired.............   (2,129,331)           --
                                                              -----------   -----------
        Net cash used by investing activities...............   (2,198,322)      (35,983)
                                                              -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Principal repayments on amounts due stockholders..........           --      (150,000)
  Proceeds from issuance of stock...........................           --       375,000
  Repurchase of common stock................................      (25,000)           --
  Proceeds from issuance of notes payable...................    1,905,000     2,500,000
  Repayment of loans........................................       (3,700)     (700,000)
                                                              -----------   -----------
        Net cash provided by financing activities...........    1,876,300     2,025,000
                                                              -----------   -----------
        Net increase (decrease) in cash.....................   (2,264,066)      110,270
Cash at beginning of period.................................    2,309,859        45,793
                                                              -----------   -----------
        Cash at end of period...............................  $    45,793   $   156,063
                                                              ===========   ===========

SUPPLEMENTAL CASH FLOWS INFORMATION
  Cash paid for interest....................................  $    99,079   $   141,930
                                                              ===========   ===========
  Conversion of notes payable to common stock...............  $        --   $   650,000
                                                              ===========   ===========
  Issuance of common stock to loan guarantors...............  $   360,020   $   348,779
                                                              ===========   ===========
  Issuance of common stock for Board of Director's fees.....  $   162,000   $        --
                                                              ===========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                            IMAGEWARE SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1999

1.  DESCRIPTION OF BUSINESS AND OPERATIONS

    ImageWare Systems, Inc. (the "Company"), formerly known as ImageWare Software, Inc., was incorporated in the State of California on February 6, 1987 for the purpose of developing, manufacturing and distributing products utilizing electronic imaging technology. The Company has developed the Crime Reduction, Image Management and Enhancement System ("CRIMES") and several related products which are being marketed to law enforcement agencies throughout the United States.

    The Company has incurred losses of $3,434,060 and $3,034,594 for the years ended December 31, 1998 and 1999, respectively. The Company also has significant working capital deficiencies as of December 31, 1998 and 1999.

    The Company operates in markets that are emerging and highly competitive. Moreover, the Company's sales are typically concentrated in large orders derived from a small base of customers and, accordingly, new orders, sales levels and operating profits, if any, can and will fluctuate on a quarter-by-quarter basis. There is no assurance that the Company will operate at a profit in the future.

    New financing will be required to fund working capital and operations. The Company believes that additional financing will be available under terms and conditions that are acceptable to the Company. However, there can be no assurance that additional financing will be available. In the event financing is not available in the time frame required, then the Company will be forced to reduce its rate of sales growth, if any, reduce operating expenses and reschedule research and development projects. In addition, the Company might be required to sell certain of its assets or license its technologies to others. These actions, while necessary for the continuance of operations during a time of cash constraints and a shortage of working capital, could adversely effect the Company's long-term business.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary which was acquired on January 26, 1998 (see
    Note 3). All significant intercompany transactions and balances have been eliminated.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. Actual results could differ from estimates.

    PROPERTY AND EQUIPMENT

    Property and equipment, consisting of furniture and equipment, are stated at cost and are being depreciated on a straight-line basis over the estimated useful lives of the assets, which range from

                            IMAGEWARE SYSTEMS, INC.

                           DECEMBER 31, 1998 AND 1999

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) three to five years. Maintenance and repairs are charged to expense as incurred. Major renewals or improvements are capitalized. When assets are sold or abandoned, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is recognized.

    Long-lived assets and identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has recorded no impairment losses.

    INTANGIBLE ASSETS

    Intangible assets consist of patents and goodwill which are stated at cost. Amortization is calculated using the straight-line method over five years for patents and four years for goodwill.

    CONCENTRATION OF CREDIT RISK

    Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. Sales are typically made on credit and the Company generally does not require collateral. The Company performs ongoing credit evaluations of its customers' financial condition and maintains an allowance for estimated potential losses. Accounts receivable are presented net of an allowance for doubtful accounts of $10,000 and $28,517 at December 31, 1998 and 1999, respectively.

    The Company had combined sales to two major customers which represented 30% and 23% of total revenues for the years ended December 31, 1998 and 1999, respectively.

    As of December 31, 1998 and 1999, the Company had amounts due from three major customers which represented 41% and 55%, respectively, of total accounts receivable.

    STOCK-BASED COMPENSATION

    The Company measures compensation costs related to stock option plans using the intrinsic value method and provides pro forma disclosures of net income
    (loss) and earnings (loss) per common share as if the fair value based method had been applied in measuring compensation costs. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company's common stock at the date of measurement over the amount an employee must pay to acquire the stock and is amortized over the vesting period, generally three years.

    INCOME TAXES

    Current income tax expense or benefit is the amount of income taxes expected to be payable or refundable for the current year. A deferred income tax asset or liability is computed for the expected future impact of differences between the financial reporting and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax credits and loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

                            IMAGEWARE SYSTEMS, INC.

                           DECEMBER 31, 1998 AND 1999

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    REVENUE RECOGNITION

    The Company's revenue from periodic software license and maintenance agreements is generally recognized ratably over the respective license periods provided no significant obligations remain and collectibility of the related receivable is probable. The Company's revenue from software and hardware installation and implementation and from contract services is generally recognized as the services are performed using the percentage of completion method based on costs incurred to date compared to total estimated costs at completion. Amounts received under contracts in advance of performance are recorded as deferred revenue and are generally recognized within one year from receipt. Contract losses are recorded as a charge to income in the period such losses are first identified. Unbilled accounts receivable are stated at estimated realizable value. Revenue from contract services for which the Company cannot reliably estimate total costs are recognized upon completion.

    Revenue from royalties is recognized in the period earned.

    CAPITALIZED SOFTWARE COSTS

    Software development costs incurred prior to the establishment of technological feasibility are charged to research and development expense as incurred. Technological feasibility is established upon completion of a working model. Software development costs incurred subsequent to the time a product's technological feasibility has been established, through the time the product is available for general release to customers, are capitalized if material. To date, the Company has not capitalized any software costs as the period between achieving technological feasibility and the general availability of the related products has been short and software development costs qualifying for capitalization have been insignificant.

    EARNINGS PER COMMON SHARE

    Effective November 29, 1999, the Company declared a 5.275-for-1 reverse stock split of common stock. All references to the number of shares, per share amounts, conversion amounts and stock option data of the Company's common stock have been restated to reflect this reverse stock split for all periods presented.

    Basic earnings per common share is calculated by dividing net income (loss) available to common shareholders for the period by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share is calculated by dividing net income (loss) available to common shareholders for the period by the weighted-average number of common shares outstanding during the period, increased to include, if dilutive, the number of additional common shares that would have been outstanding if the potential common shares had been issued. The dilutive effect of outstanding stock options is included in the calculation of diluted earnings per common share using the treasury stock method. During the years ended December 31, 1998 and 1999, the Company has excluded all convertible preferred stock and outstanding stock options from the calculation of diluted loss per share, as their effect would have been antidilutive.

                            IMAGEWARE SYSTEMS, INC.

                           DECEMBER 31, 1998 AND 1999

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The following table sets forth the computation of basic and diluted loss per share for the years ended December 31, 1998 and 1999:

                                                        1998          1999
                                                     -----------   -----------
Numerator
  Net loss.........................................  $(3,434,060)  $(3,034,594)
  Less Series B preferred dividends................      (82,748)      (82,748)
                                                     -----------   -----------
  Loss available to common shareholders............  $(3,516,808)  $(3,117,342)
                                                     ===========   ===========

Denominator
  Weighted-average shares outstanding..............      861,875     1,016,399
                                                     ===========   ===========
  Basic and diluted earnings per share.............  $     (4.08)  $     (3.07)
                                                     ===========   ===========

    COMPREHENSIVE INCOME

    Effective January 1, 1998, the Company adopted SFAS No. 130, REPORTING COMPREHENSIVE INCOME. This statement requires that all components of comprehensive income be reported in the financial statements in the period in which they are recognized. During the years ended December 31, 1998 and 1999, the Company did not have any components of comprehensive income.

    SEGMENT INFORMATION

    Effective January 1, 1998, the Company adopted SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. This statement requires disclosure of certain information about the Company's operating segments, products, geographic areas in which it operates and its major customers. This statement also allows a company to aggregate similar segments for reporting purposes. Management has determined that its operations can be aggregated into one reportable segment. Additionally, as the Company's products are sold primarily within the U.S., no segment disclosures have been included in the accompanying notes to the consolidated financial statements.

    RECLASSIFICATIONS

    Certain reclassifications were made to prior years' consolidated financial statements to conform to the current year presentation.

3.  ACQUISITION

    On January 26, 1998, the Company completed the acquisition of all the outstanding common stock of XImage Corporation ("XImage") located in San Jose, California. XImage's principal business activity is the design, implementation and maintenance of digital booking systems.

    The Company paid approximately $2,150,000 in cash, issued warrants to purchase 61,611 shares of the Company's common stock and incurred approximately $310,000 in direct acquisition costs. The acquisition was accounted for as a purchase with goodwill being amortized over four years.

                            IMAGEWARE SYSTEMS, INC.

                           DECEMBER 31, 1998 AND 1999

3.  ACQUISITION (CONTINUED)
    The purchase price was allocated to identifiable assets and liabilities based on their estimated fair values, with the excess of the purchase price over the fair value of such net liabilities acquired reflected as goodwill, as follows:

Current assets..............................................  $   947,177
Property and equipment......................................       53,132
Goodwill....................................................    3,526,322
Liabilities assumed.........................................   (2,069,100)
                                                              -----------
Purchase price..............................................  $ 2,457,531
                                                              ===========

    The results of operations of XImage for the period from January 26, 1998 (acquisition) through December 31, 1998 and for the year ended December 31, 1999 are included in the Company's consolidated statements of operations for the years ended December 31, 1998 and 1999.

4.  PROPERTY AND EQUIPMENT

    Property and equipment at December 31, 1998 and 1999 consists of:

                                                          1998        1999
                                                        ---------   ---------
Equipment.............................................  $ 804,007   $ 839,990
Furniture.............................................     63,313      63,314
                                                        ---------   ---------
                                                          867,320     903,304
Less accumulated depreciation.........................   (597,726)   (711,506)
                                                        ---------   ---------
                                                        $ 269,594   $ 191,798
                                                        =========   =========

    Total depreciation expense for the years ended December 31, 1998 and 1999 was $100,215 and $113,780, respectively.

5.  NOTES PAYABLE

    Notes payable consists of the following:

                                                                     1998         1999
                                                                  ----------   -----------
    Short-term note payable to shareholder. Such note accrues
      interest at prime and is due upon demand..................  $   30,000   $    30,000

    8% convertible notes payable to shareholders due June 15,
      2000. At the option of either the Company or the holder,
      interest may be accrued and added to principal or paid.
      The notes, at the option of the holders, shall be prepaid
      to the extent of 20% of the Company's pre-tax income
      earned subsequent to June 30, 1995. The principal amount
      of the notes plus accrued interest shall be convertible,
      at the option of the holder, at any time after date of
      issuance, into units of Series B preferred stock and
      common stock purchase warrants of the Company at $13.19
      per unit, subject to adjustment...........................     208,150       208,150

                            IMAGEWARE SYSTEMS, INC.

                           DECEMBER 31, 1998 AND 1999

5.  NOTES PAYABLE (CONTINUED)

                                                                     1998         1999
                                                                  ----------   -----------
    8% convertible note payable to employee, due June 15, 2000.
      At the option of either the Company or the holder,
      interest may be accrued and added to principal or paid.
      The principal amount of the note plus accrued interest
      shall be convertible, at the option of the holder, at any
      time after the date of issuance in common stock at $7.91
      per share.................................................          --        50,000

    10% convertible note payable to shareholder affiliate, due earlier of February 10, 2001 or five days following the
      close of an initial public offering. The principal amount
      and accrued interest shall be convertible into common
      stock at $1.00 per share if principal and interest is not
      paid prior to June 1, 2000. Note is net of unamortized
      discount of $328,998 as of December 31, 1999..............          --       921,002

    Short-term note payable to a third party with interest of
      9%, payable monthly beginning December 15, 1999. Note due
      at the earlier of: (1) any written or oral demand by
      lender, (2) closing of borrowers' initial public offering,
      or (3) April 3, 2000......................................          --       500,000

    Short-term notes payable to financial institution. Such
      notes accrue interest at prime plus 2% and were due
      April 15, 1999. Due date extended to November 7, 1999 for
      $500,000 and March 3, 2000 for the remaining $500,000. The notes are collateralized by substantially all the assets
      of the Company and guaranteed by certain officers and
      directors of the Company..................................   1,200,000       500,000

    Short-term notes payable to lending institution. Such notes accrue at prime plus 2% and were due September 28,
      1999......................................................          --       100,000

    Short-term notes payable to shareholders and other related parties. Such notes accrue interest at 10% and are due on
      the earlier of February 15, 1999 or the closing of
      permanent financing.......................................     150,000            --

    Short-term note payable to shareholder to accrue interest at
      10%. Note due the earlier of January 31, 1999 (extended to
      March 15, 2000) or the closing of permanent financing.....  $   55,000   $    55,000

    Short-term notes payable to previous XImage employees. Such notes accrue interest at prime plus 2% and were due
      December 31, 1998. The notes' terms were revised to
      include monthly payments through November 2000............     600,000       550,000

    Short-term notes payable to XImage officers. Such notes
      accrue interest at 10% and were due upon the acquisition
      of XImage. The note's terms were revised to include
      monthly payments through November 2000....................     152,500       152,500

                            IMAGEWARE SYSTEMS, INC.

                           DECEMBER 31, 1998 AND 1999

5.  NOTES PAYABLE (CONTINUED)

                                                                     1998         1999
                                                                  ----------   -----------
    Short-term note payable to prior XImage shareholder. Such
      note accrues interest at 10% and was due upon acquisition
      of XImage. The note's terms were revised to include
      monthly payments through November 2000....................      51,000        51,000

    Short-term notes payable to certain vendors.................      26,297        25,937
                                                                  ----------   -----------

                                                                   2,472,947     3,143,589

    Less current portion........................................    (999,775)   (2,219,047)
                                                                  ----------   -----------

    Long-term notes payable.....................................  $1,473,172   $   924,542
                                                                  ==========   ===========

    In February 1999, the Company issued a promissory note to a third party for $500,000 at an interest rate of 9.75% to mature February 2000. In conjunction with the note, the Company issued a warrant to purchase 324,300 shares of common stock at $4.75 per share. The fair value of the warrants was calculated using the minimum value method and was determined to be $0.07 per share. In August 1999, the note plus accrued interest was converted into 120,944 shares of common stock.

    In August 1999, the Company issued two $100,000 promissory notes at prime plus 2%. Principal and interest was due September 28, 1999 and October 1, 1999 with a 30-day extension option. The Company has exercised the 30-day extension options in exchange for warrants to acquire 10,000 shares of common stock at $7.91 per share. In October 1999, the Company made a principal payment of $20,000 on one of the promissory notes, and in November 1999 paid off the remaining balance on that note.

    In September 1999, the Company issued a promissory note for $50,000 due June 15, 2000 to an employee with interest at 8%, convertible into common stock at $7.91 at the option of the holder.

    In November 1999, the Company issued a convertible promissory note for $1,250,000 at an interest rate of 10%, due the earlier of February 10, 2001 or five days following the closing of an IPO, to an individual affiliated with Atlus Co. (which beneficially owns approximately 31% of the Company's common shares outstanding). Under the terms of the note, the principal amount is fixed in Japanese yen and shall be repaid in U.S. dollars at a fixed (104.55 Japanese yen per U.S. dollar) conversion rate established on the date of issuance. If the principal and interest has not been paid prior to April 1, 2000, the note becomes convertible to common stock at $1.00 per share. In conjunction with the note, the Company issued the individual a warrant to purchase 125,000 shares of common stock for $6.00 per share. The Company has recorded the note net of a discount equal to the fair value allocated to the warrants issued of approximately $361,000.

    In November 1999, the Company issued a $500,000 note to a related party with interest payable monthly beginning on December 15, 1999. The note is due at the earlier of (i) any written or oral demand by lender, (ii) the closing of borrower's initial public offering or (iii) April 3, 2000.

                            IMAGEWARE SYSTEMS, INC.

                           DECEMBER 31, 1998 AND 1999

5.  NOTES PAYABLE (CONTINUED)
    In November 1999, the maturity date for the remaining $500,000 balance of the note to the financial institution was extended to March 3, 2000. Additionally, approximately $800,000 in notes to shareholders and XImage employees, officers and shareholders were revised to include payments through November 2000.

    In December 1999, the $150,000 of short-term notes to shareholders and other related parties plus accrued interest were converted into 20,919 shares of common stock.

    At December 31, 1999, approximately $100,000 of uncollateralized notes payable were in default for non-payment.

6.  INCOME TAXES

    Due to the Company's net loss position for the years ended December 31, 1998 and 1999 and as the Company has recorded a full valuation allowance against deferred tax assets, there was no provision for income taxes recorded.

    The following is a reconciliation of the statutory federal income tax rate to the Company's effective tax rate for the years ended December 31, 1998 and 1999:

                                                                1998          1999
                                                              --------      --------
Tax provision (benefit) at statutory rate...................    (34)%         (34)%
State tax, net of federal benefit...........................      3            (3)
Research credits............................................     (2)           (3)
Goodwill amortization.......................................      8            10
Other permanent differences.................................      1             6
Net change in valuation allowance...........................     24            24
                                                                ---           ---
                                                                  0%            0%
                                                                ===           ===

    The components of the net deferred tax assets at December 31, 1998 and 1999 are as follows:

                                                        1998          1999
                                                     -----------   -----------
Intangible assets..................................  $   102,459   $   122,012
Fixed assets.......................................      (34,111)      (40,060)
Reserves and accrued expenses......................      169,667        73,070
Net operating loss carryforwards...................    1,683,180     2,335,618
Research credit carryforwards......................      209,497       330,888
                                                     -----------   -----------
                                                       2,130,692     2,821,528
Less valuation allowance...........................   (2,130,692)   (2,821,528)
                                                     -----------   -----------
Net deferred tax asset.............................  $        --   $        --
                                                     ===========   ===========

    The Company has established a valuation allowance against its deferred tax asset due to the uncertainty surrounding the realization of such asset. Management periodically evaluates the

                            IMAGEWARE SYSTEMS, INC.

                           DECEMBER 31, 1998 AND 1999

6.  INCOME TAXES (CONTINUED)
    recoverability of the deferred tax asset. At such time as it is determined that it is more likely than not that deferred tax assets are realizable, the valuation allowance will be reduced.

    At December 31, 1998 and 1999, the Company had federal net operating loss carryforwards of approximately $4,400,000 and $6,200,000, respectively, and state net operating loss carryforwards of approximately $3,000,000 and $3,900,000, respectively, which may be available to offset future taxable income for tax purposes. The federal net operating loss carryforwards expire at various dates from 2002 through 2019. The California net operating loss carryforwards expire at various dates from 2000 through 2004.

    The Company also had federal research credit carryforwards of approximately $152,000 and $227,000 and state research credit carryforwards of approximately $87,000 and $157,000 for tax purposes at December 31, 1998 and 1999, respectively. The federal carryforwards will begin expiring, if unused, in 2005.

    The Internal Revenue Code (the "Code") limits the availability of net operating losses and certain tax credits that arose prior to certain cumulative changes in a corporation's ownership resulting in a change of control of the Company. The Company's use of its net operating loss carryforwards and tax credit carryforwards will be significantly limited because the Company underwent "ownership changes" in 1991 and 1995. The affect of the existing limitations has been reflected in the above summary of deferred tax assets.

7.  COMMITMENTS AND CONTINGENCIES

    EMPLOYMENT AGREEMENTS

    The Company has employment agreements with its President, Vice President of Finance and Vice President of Sales and Business Development. The Company may terminate the agreements with or without cause. Should the Company terminate the agreements without cause, the President is entitled to compensation for up to 36 months of salary and the Vice Presidents of Finance and of Sales and Business Development are entitled to compensation equal to 12 months of salary.

    LICENSE AGREEMENTS

    During 1998, the Company entered into certain license agreements related to technology used in its products. Under the terms of the agreements, the Company is required to pay royalties at fixed fees or percentages based upon product sales. The agreements expire at various dates through October 2001.

    LETTER OF CREDIT

    As collateral for performance on a software installation and implementation contract, the Company is contingenlty liable under an irrevocable standby letter of credit in the amount of $100,000. The letter of credit expires in September 2000. As a condition, the bank required the Company to invest $100,000 in the form of a one year certificate of deposit, which matures in September 2000.

                            IMAGEWARE SYSTEMS, INC.

                           DECEMBER 31, 1998 AND 1999

7.  COMMITMENTS AND CONTINGENCIES (CONTINUED)
    LITIGATION

    The Company is, from time to time, subject to legal proceedings and claims which arise in the normal course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

    LEASES

    The Company entered into a 5-year operating lease for its office and research and development facilities which commenced August 1998.

    At December 31, 1999, future minimum lease payments are as follows:

                                                      OPERATING   CAPITAL
YEAR ENDING DECEMBER 31,                               LEASES      LEASES     TOTAL
------------------------                              ---------   --------   --------
2000...............................................   $270,338     $8,496    $278,834
2001...............................................    281,152      3,540     284,692
2002...............................................    292,398         --     292,398
2003...............................................    174,480         --     174,480

    Rental expense under operating leases for the years ended December 31, 1998 and 1999 was approximately $311,985 and $262,223, respectively.

8.  EQUITY

    The Company's Articles of Incorporation were amended effective August 31, 1994 and authorize the issuance of two classes of stock to be designated "Common Stock" and "Preferred Stock," provide that both Common and Preferred Stock shall have a par value of $.01 per share and authorize the Company to issue 50,000,000 shares of Common Stock and 4,000,000 shares of Preferred Stock. The Preferred Stock may be divided into such number of series and with the rights, preferences, privileges and restrictions as the Board of Directors may determine.

    COMMON STOCK

    Effective November 29, 1999, the Company declared a 5.275-for-1 reverse stock split of common stock. All references to the number of shares, per share amounts, conversion amounts and stock option data of the Company's common stock have been restated to reflect this reverse stock split for all periods presented.

    The Company issued 44,866 and 73,466 shares of common stock during 1998 and 1999, respectively, to certain officers and directors as compensation for personally guaranteeing the $1,200,000 bank note. The estimated fair value of $360,020 and $348,779 in 1998 and 1999, respectively, was capitalized as loan fees and amortized as interest expense over the term of the note.

    During 1998, the Company issued 10,236 shares of common stock to directors for payment of board fees. The estimated fair value of $162,000 was expensed during 1998.

                            IMAGEWARE SYSTEMS, INC.

                           DECEMBER 31, 1998 AND 1999

8.  EQUITY (CONTINUED)
    SERIES B CONVERTIBLE, REDEEMABLE PREFERRED STOCK

    In April 1995, the Company's Articles of Incorporation were amended to authorize 750,000 shares of Series B Convertible Redeemable Preferred Stock ("Series B").

    The holders of Series B are entitled to cumulative preferred dividends payable at the rate of $.2125 per share per annum commencing April 30, 1996, subject to legally available funds. The Series B plus accrued but unpaid dividends are convertible at the option of the holder into shares of common stock at a conversion price equal to the original Series B issue price as adjusted to prevent dilution. The Series B will automatically be converted into shares of common stock upon the closing of a firm commitment underwritten public offering at a price per common share of not less than $31.65. If the public offering price is less than $31.65 but at least $21.10 per share, the conversion shall still be automatic upon written consent of a majority of the then outstanding shareholders of Series B.

    The Series B, on an as-converted basis, have the same voting rights per share as the Company's common shares. The Series B are entitled to initial distributions of $13.19 per share, upon liquidation and in preference to common shares and any other series of preferred stock, except Series A, plus all accrued but unpaid dividends.

    Any time after December 31, 2000, the Company has the right to redeem all or some of the outstanding shares of Series B at a price equal to the original issue price, plus all accrued but unpaid dividends.

    As of December 31, 1998 and 1999, the Company had cumulative undeclared dividends of $94,825 and $177,573, respectively.

    WARRANTS

    As of December 31, 1999, warrants to purchase 328,662 shares of common stock at prices ranging from $6.00 to $21.00 were outstanding. All warrants are exercisable as of December 31, 1999 and expire at various dates through November 2004.

9.  STOCK OPTION PLANS

    On August 31, 1994, the directors of the Company adopted the Company's 1994 Employee Stock Option Plan (the "1994 Plan") and the 1994 Nonqualified Stock Option Plan (the "Nonqualified Plan"). The 1992 Stock Option Plan and options previously granted were canceled by the Board of Directors.

    The 1994 Plan provides that officers and other key employees may receive nontransferable incentive stock options to purchase up to 170,616 shares of the Company's common stock. The option price per share must be at least equal to 100% of the market value of the Company's common stock on the date of grant and the term may not exceed ten years.

    The Nonqualified Plan provides that directors and consultants may receive nontransferable options to purchase up to 18,957 shares of the Company's common stock. The option price per share must

                            IMAGEWARE SYSTEMS, INC.

                           DECEMBER 31, 1998 AND 1999

9.  STOCK OPTION PLANS (CONTINUED)
    be at least equal to 85% of the market value of the Company's common stock on the date of grant and the term may not exceed five years.

    Both the 1994 Plan and the Nonqualified Plan are administered by the Board of Directors or a Committee of the Board which determines the employees, directors or consultants which will be granted options and the terms of the options, including vesting provisions which to date has been over a three year period. Both the 1994 Plan and the Nonqualified Plan expire in ten years.

    Due to a significant decline in the estimated fair value of the Company's common stock, in February 1999, the exercise price of previously granted stock options was repriced to $5.28 per share, which was based upon the fair value of the Company's common stock as of that date, as determined by the Company's Board of Directors. Under proposed accounting rules, the Company will be required to record compensation expense equal to the difference between the estimated fair value of the common stock and the exercise price of the repriced options. For the year ended December 31, 1999, the Company recorded no compensation expense as the exercise price was equal to the estimated fair value.

    In December 1999, the Company's Board of Directors adopted the ImageWare Systems, Inc. Amended and Restated 1999 Stock Option Plan (the "1999 Plan"). Under the terms of the 1999 Plan, the Company may issue up to 350,000 non-qualified or incentive stock options to purchase common stock of the Company. The 1999 Plan has substantially the same terms as the 1994 Employee Stock Option Plan and the 1994 Nonqualified Stock Option Plan and expires in ten years.

    The Company has adopted the disclosure-only provisions of SFAS 123. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards consistent with the provisions of SFAS No. 123, the Company's net losses would have been increased to the pro forma amount indicated below for the years ended December 31, 1998 and 1999:

                                                        1998          1999
                                                     -----------   -----------
NET LOSS
  As reported......................................  $(3,434,060)  $(3,034,594)
  Pro forma........................................   (3,709,771)   (3,106,255)

EARNINGS PER COMMON SHARE
  As reported......................................  $     (4.08)  $     (3.07)
  Pro forma........................................        (4.30)        (3.14)

    The fair value of each option grant is estimated on the date of grant using the minimum value method with the following weighted-average assumptions: dividend yield of 0%, risk-free interest rate ranging from 4.65% to 5.99%, and expected lives of five years.

                            IMAGEWARE SYSTEMS, INC.

                           DECEMBER 31, 1998 AND 1999

9.  STOCK OPTION PLANS (CONTINUED)
    Stock option activity was as follows:

                                                                      WEIGHTED-
                                                                       AVERAGE
                                                           OPTIONS      PRICE
                                                           --------   ---------
Balance at January 1, 1997...............................    66,825     $5.28
  Granted................................................    95,261     $5.28
  Expired/canceled.......................................   (38,389)    $5.28
                                                           --------
Balance at December 31, 1997.............................   123,697     $5.28
  Granted................................................    24,455     $5.28
  Expired/canceled.......................................        --
                                                           --------
Balance at December 31, 1998.............................   148,152     $5.28
  Granted................................................   276,611     $6.37
  Expired/canceled.......................................  (148,152)    $5.28
                                                           --------
Balance at December 31, 1999.............................   276,611     $6.37
                                                           ========

    At December 31, 1999, a total of 110,834 options were exercisable at a weighted average price of $5.48 per share.

10. EMPLOYEE BENEFIT PLAN

    During 1995, the Company adopted a defined contribution 401(k) retirement plan (the "Plan"). All employees aged 21 years and older become participants after completion of three months of employment. The Plan provides for annual contributions by the Company determined at the discretion of the Board of Directors. Participants may contribute up to 20% of their compensation.

    Employees are fully vested in their share of the Company's contributions after the completion of five years of service. For the years ended December 31, 1998 and 1999, there were no contributions to the Plan by the Company.

11. SUBSEQUENT EVENTS

    Stock Option Plan

    In February 2000, the Company's Board of Directors amended the Amended and Restated 1999 Stock Option Plan (the "1999 Plan") to decrease the number of shares of common stock subject to options under the 1999 Plan from 350,000 to 100,000. Additionally, the Board of Directors resolved that the number of shares of common stock set aside for issuance under the 1999 Plan shall be set at 100,000 shares. Upon the closing of an initial public offering, the number of shares subject to options and reserved for the 1999 Plan will increase from 100,000 to 250,000 shares.

    Note Payable (unaudited)

    As of March 4, 2000 the Company was in default for nonpayment under the terms of the short term note payable to a financial institution.

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    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, UNITS ONLY IN JURISDICTIONS IN WHICH OFFERS AND SALES ARE PERMITTED.

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                               TABLE OF CONTENTS


                                          PAGE
                                        --------
Prospectus Summary....................      1
Risk Factors..........................      4
Use of Proceeds.......................      8
Dividend Policy.......................     10
Capitalization........................     11
Dilution..............................     12
Selected Financial Information........     13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     14
Business..............................     20
Management............................     31
Certain Transactions..................     35
Security Ownership of Certain
  Beneficial Owners and Management....     38
Description of Securities.............     39
Shares Eligible for Future Sale.......     43
Underwriting..........................     46
Legal Matters.........................     49
Experts...............................     49
Available Information.................     49
Index to Consolidated Financial
  Statements..........................    F-1


                            ------------------------


    UNTIL APRIL 24, 2000 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL BROKER-DEALERS THAT EFFECT THE TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


                                1,875,000 UNITS

                                     [LOGO]
                             ---------------------

                                   PROSPECTUS

                             ---------------------

                               PAULSON INVESTMENT
                                 COMPANY, INC.

                           I-BANKERS SECURITIES, INC.


                                 MARCH 30, 2000


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